SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 10-SB
                               Amendment No. 4


                 General Form for Registration of Securities
           Of Small Business Issuers under Section 12(b) or (G) of
                     The Securities Exchange Act of 1934


                            RPM Technologies, Inc.
                            ----------------------
                       (Name of Small Business Issuer)


          Delaware                                        36-4063661
  (State of Incorporation)                           (IRS Employee ID No.)


                21061 West Braxton, Plainfield, Illinois 60544
                ----------------------------------------------
           (Address of Principal Executive Offices, with Zip Code)


                                (815) 293-1190
                  Issuer's Telephone Number, with Area Code


         Securities to be Registered under Section 12 (b) of the Act:

                  Title of each class Name of each exchange on which to be registered each class is to be registered:

                          None

         Securities to be Registered under Section 12 (g) of the Act:

                                 COMMON STOCK
                                Title of Class


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                              TABLE OF CONTENTS

Part I.......................................................................1
      Item 1:  Description of Business ......................................1
            A. Business Development and Summary .............................1
            B. Business of Issuer............................................1
                  (1)  Overview..............................................1
                  (2)  The Pallet Industry...................................2
                  (3)  Pallet Users..........................................2
                  (4)  Types of Pallets and Related Services.................3
                  (5)  Outsourced Manufacturing..............................4
                  (6)  Raw Materials; Recycling..............................5
                  (7)  Unique Competitive Advantages ........................5
                  (7a) Processing and Manufacturing Advantages...............5
                  (7b) Product Advantages....................................6
                  (7c) Cost - Benefit Analysis...............................7
                  (8)  Sales and Marketing...................................8
                  (8a) Sales Agents & Distributors...........................8
                  (8b) Leasing Option........................................9
                  (8c) Recycle Program.......................................9
                  (8d) Trial Order Program...................................9
                  (8e) Directed Marketing Plans.............................10
                  (9)  Operations and Employees.............................11
                  (10) Proprietary Technology ..............................11
                  (11) Competition..........................................12
      Item 2. Management's Discussion and Analysis or Plan of Operation.....13
              Plan of Operation.............................................13
              Research and Development......................................14
              Results of Operations.........................................14
              Liquidity and Capital Resources...............................15
              Need for Future Financing.....................................16
      Item 3. Description of Property.......................................18
      Item 4. Security Ownership of Certain Beneficial Owners and Management18
      Item 5. Directors, Executive Officers, Promoters, and Control Persons.19
      Item 6. Executive Compensation........................................21
              Board Compensation............................................21
              Options/SAR Grants in Last Fiscal Year........................22
              Bonuses and Deferred Compensation.............................22
      Item 7. Certain Relationships and Related Transactions................22
      Item 8. Description of Securities.....................................23
              Common Stock..................................................23
                                                                            --

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PART II.....................................................................23
      Item 1. Market Price of and Dividends on the Registrant's Common Equity
              and Other Shareholder Matters.................................23
              Dividend Policy...............................................24
              Transfer Agent................................................24
      Item 2. Legal Proceedings.............................................24
      Item 3. Changes in and Disagreements with Accountants.................24
      Item 4. Recent Sales of Unregistered Securities ......................24
      Item 5. Indemnification of Directors and Officers.....................26

PART F/S....................................................................27
      Item 1. Financial Statements..........................................27

PART III - EXHIBITS.........................................................27
      Item 1. Index to Exhibits.............................................27

INDEX TO EXHIBITS...........................................................28


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                                    Part I

Item 1: Description of Business

A. Business Development and Summary

RPM Technologies, Inc., formerly known as Mann Enterprise, Inc. (the "Company") was incorporated in the state of Delaware on April 10, 1996. The Company did not conduct material operations until March 17, 2000, when it acquired RPM Technologies, Inc., a Colorado corporation ("RPMC"). RPMC became a subsidiary of the Company pursuant to a stock-for- stock exchange when the Company exchanged 11,000,000 million shares of its common stock for 100% of RPMC. On April 17, 2000, the Company collapsed the RPMC subsidiary when RPMC was merged into the Company, and the Company adopted its current name, RPM Technologies, Inc.

RPMC has engaged in the business of developing, producing and marketing plastic pallets since its inception in December 1997. Because the Company did not conduct material operations prior to its acquisition of RPMC, the term "Company" will hereafter refer to the operations of RPMC, unless otherwise specified.

On January 4, 1999, the Company executed an Asset Purchase Agreement by which it formalized the acquisition of rights to the designs, engineering, production and sales of the plastic pallets of Savoia Corporation, a Delaware corporation. However, the transaction was consummated on August 20, 1998 when the Company issued 4,086,956 shares of the Company's Common Stock in consideration for Savoia's assets. These shares were valued at $470,000, or $0.115 per share, which represented the actual research and development expenses incurred by Savoia in the development of the plastic pallet design. The value of the shares is believed to represent market value for the assets acquired.

B. Business of Issuer

(1) Overview

The goal of the Company has always been to manufacture and market plastic pallets and other material handling products from recycled plastic materials (hence "RPM"). Although the Company does not currently manufacture the plastic pallets itself, it has developed what it believes to be a proprietary processing system of producing stronger, more desirable, and more cost-effective plastic pallets than common wood pallets currently on the market today. The pallets are made from recycled plastic and overcome many of the drawbacks associated with wood pallets, such as limited durability, heaviness, the potential for injuries caused by puncture wounds from nails, and environmental concerns.

The vast majority of the Company's time and efforts has been devoted to market and product research, product design and development, preparation of marketing plans and strategies, and obtaining the financing necessary to expand operations. Only limited production has occurred and the Company has insubstantial assets, made limited sales, and is considered to be in the development stage.


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A pallet is a portable platform designed to accommodate the storing or moving of cargo or freight. Pallets have been used for decades as an efficient method for handling many different types of materials. Until recently, pallets have primarily been manufactured from wood. The plastic pallet industry began in the 1980's in response to the need for lighter-weight pallets that met environmental regulations and concerns. Many early plastic pallet manufacturers entered the market when existing wood pallet customers requested a plastic pallet that would meet their specific applications. Based on the Company's telephone surveys and corporate experience, it believes that most of the early manufacturers were local plastic products suppliers who did not possess a national sales/distribution network.

(2) The Pallet Industry

The size of the pallet industry has been difficult to gauge due to a lack of standard information. However, The Wall Street Journal, on April 1, 1998, reported that 1.5 billion wood pallets are currently in use in the United States. Additionally, in the National Wooden Pallet and Container Association publication, the US Forest Service stated that approximately 400 million new wood pallets are purchased in the United States each year. Taking the more conservative of these two figures and employing an average selling price of $9.00 per pallet, the Company believes the wood pallet manufacturing and sales business approximates $4 billion in annual revenues.

Wood pallets currently comprise the vast majority of the entire pallet industry. Based upon our review of industry documentation and our internal telephone survey of 25 plastic pallet manufacturers, we estimate that plastic pallets constitute approximately 6% of the total pallets used in the United States.

The pallet industry has experienced significant change and growth during the past several years as businesses seek to improve the logistical efficiency of their manufacturing and distribution systems. With the adoption of these systems, expedited product movement has become increasingly important. Additionally, based upon the Company's experiences in the field, discussions with buyers and distribution centers, it has concluded that demand has increased for a high-quality source of pallets, distributed through an efficient, more sophisticated system. Based on information received and reviewed, the Company believes damages caused by faulty wood pallets result in material losses to wood pallet users. Wood pallets breaking under their load are the cause of this damage and also result in loose splinters and nails contributing to employee injuries. The durability of plastic pallets, therefore, may provide the Company an edge in this market.

(3) Pallet Users

Pallets are used in virtually all industries in which products are broadly distributed, including, but not limited to, the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retail, and steel and metals industries. Forklifts, pallet trucks and pallet jacks are used to move loaded pallets, reducing the need for costly hand loading and unloading at distribution centers and warehouses.

Wood pallets are sold in two grades. Grade one is required, pursuant to FDA regulations, for shipping edible and healthcare related products. A grade one pallet must be new. Grade one pallets cost 20% to 40% more than grade two pallets, which are generally "used" pallets. Plastic

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pallets do not qualify, and therefore are not subject to similar regulation, as grade one pallets. While plastic pallets are subject to a FDA requirement regarding the amount of resin contained in pallets used for transporting certain kinds of food and/or drug products, the Company's pallets meet these FDA requirements without extraordinary handling or expenditure. Therefore, the Company's target sales market consists of grocers, bottlers, distributors, and packaged goods manufacturers who have traditionally used grade one wood pallets.

The target market for the Company's products also includes those entities that use grade two pallets as a core element of operations. The Company believes these businesses can realize savings by investing in fewer higher priced, higher quality plastic grade one pallets than the lower priced, lower quality wood pallets. Although such savings cannot be assured, the Company intends to pursue this marketing strategy as extensively as its limited budget allows.

(4) Types of Pallets and Related Services

Pallets come in a wide range of shapes and sizes, depending on the purpose and use. However, the grocery industry, which accounts for about one-third of the demand for new pallets, uses a standard 40" x 48" pallet, and this has essentially become the standard pallet size in most industries in the United States.

Block edge, rackable pallets are heavy-duty pallets with nine (9) blocks between the pallet decks allowing for true four-way entry by forklifts, pallet trucks, and pallet jacks. These types of pallets are often used to transport goods from manufacturers to distribution centers where they are racked. Nestable pallets are easily converted into rackable pallets through the addition of an easily added single component. "Feet" are added to nestable pallets to create rackable pallets that can be easily stacked. Nestable pallets are often used to transport goods between distribution centers and retail stores.

The Company has successfully developed the following types of pallets, which are now being offered for sale to markets throughout North America:

      (i.) The RPM Heavy Duty Nestable Pallet measures 40" x 48" and can handle a 10,000 lb. static load capacity and a 2,400 lb. dynamic load capacity. One-piece construction insures durability and ease of use with true four-way forklift and pallet jack entry. The RPM Nestable Plastic Pallet is nestable at a 2:1 ratio.

      (ii.) The RPM Plastic Beverage Pallet can handle a 30,000 lb. static load and 3,000 lb. dynamic load. It has four-way forklift entry and measures 44" x 56".

      (iii.) The RPM Plastic Utility Pallet is an all-purpose pallet that measures 40" x 48", has a static load capacity of 15,000 lb. and a dynamic load capacity of 2,500 lb.

      (iv.) The RPM Rackable Pallet has 40" x 48" dimensions and has load capacities of 15,000 lb. static and 3,000 lb. dynamic.

The Company has the capability of producing other high-grade, low-cost plastic pallets in most common pallet sizes and configurations, including both rackable and nestable pallets. Our recycled plastic pallets can be made to specification, including color variations and logo

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inscription. Such modifications typically result in an approximate 10%
surcharge. Special standard features include a non-slide, sure-grip surface and bottom texture to eliminate sliding pallets and shifting loads. An interlocking, nesting feature saves space and facilitates easier shipping and storage. Strategically placed drainage holes enable easy cleaning. Undesirable characteristics such as leeching, color-transfer and odor retention do not exist with our pallets.

The Company is currently in the final stages of design and engineering of four
(4) additional pallets, including two (2) rackable pallets and one specifically designed for the automotive industry.

The only non-pallet product that the Company currently offers is a Dual-Lift QuickSet Forklift Attachment for shippers. The forklift attachments are made on a one-at-a-time production schedule and customized where appropriate to adapt to the customer's forklifts. We can produce and deliver these attachments with seven days lead-time. Five units have been sold thus far to three customers. In January 2000, the Company purchased the rights to this attachment for $1,100 cash and 25,000 shares of unregistered, restricted common stock. As of June 28, 2001, the Company had not yet issued the 25,000 shares of common stock, although it intends to do so as soon as practicable.

(5) Outsourced Manufacturing

The Company does not own or operate any manufacturing facilities. All manufacturing and assembly of the Company's pallets is outsourced and currently achieved by one independent contractor, Polytek Manufacturing, Inc., in Wheaton, Minnesota, which utilizes large-scale industrial facilities, replete with a variety of presses and equipment. The Company owns its own pallet molds and has Polytek use them in production. Our contractual relationship with Polytek is, in the Company's opinion, customary in the plastic injection-molding field and provides an ability to utilize other manufacturers if sales volumes increase or other factors dictate. The Company has the right to engage other manufacturers at any time. Contacts with manufacturers throughout the United States also allow the Company greater flexibility in providing delivery and shipping savings to potential clients located in different areas. Polytek and the others from whom the Company has received quotes have agreed to manufacture the Company's pallets at a fixed price per pallet. Polytek has given us a firm quote to manufacture our pallets, but we do not have a formal binding contract, which we believe is normal and customary in the molding industry.

We have made preliminary arrangements, but are still in the negotiation stage, with certain other injection molders and manufacturers who have indicated their willingness to devote one or more of their injection molding machines to the manufacture of our products. We will only enter into additional contracts when we accept their unit price, delivery terms and ability to utilize our technology, and this contract will be a firm quotation for producing our pallets.

Outsourcing allows the Company to avoid numerous costs associated with managing and operating a manufacturing facility. Outsourcing has also significantly reduced the Company's start-up costs. For example, the costs of the Company's molds were approximately $400,000, which is much less than the typical $5-10 million required to build a facility suitable to accommodate injection molding and manufacturing.


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A disadvantage with outsourcing is the lack of control over the manufacturing process and the facility. The inability to oversee unique client demands may compromise the Company's operations. While we have not experienced any of these problems thus far, such problems may occur in the future. In the event we face these problems, we intend to resolve them by providing our existing molds to other contract manufacturers who will then serve our manufacturing needs. The only form of control the Company possesses over Polytek is its contacts with a number of other similarly situated contractors located in Illinois, Ohio, Kansas, Indiana and Canada who are ready, willing and able to replace Polytek, if, for example, Polytek does not perform to the Company's satisfaction.

Our forklift attachment is currently being manufactured on an order-by-order basis by Assured Welding & Mfg. Co., Schiller Park, Illinois, and Advanced Welding & Manufacturing, Inc., Orlando, Florida. These units are "customized" to adapt to the particular forklift employed by the customer.

(6) Raw Materials; Recycling

The Company's pallet manufacturer, Polytek, orders raw materials that the Company specifies as appropriate for molding its products. There is no shortage of recyclable material and no shortage is anticipated. Major recyclers, large hospital corporations, local government officials, major manufacturers and other public and private organizations are enthusiastic at the prospects of a local market for recyclable plastic and have expressed interest in providing raw materials to the Company. The volume of plastics these organizations generate far exceeds our requirements. These materials are purchased at rates ranging from $0.05 to $0.32 a pound. In some cases, these materials are obtained at no charge, with costs limited to cartage and processing.

(7) Unique Competitive Advantages

We believe our processing and manufacturing techniques are in the forefront of existing technology and we will therefore be able to outperform our competition. Our advantages are discussed in three categories: (7a) our processing and manufacturing advantages; (7b) the advantages of our proprietary plastic pallet as compared to other pallets; and (7c) a cost - benefit discussion of the price of our pallets compared to wood pallets and other plastic pallets.

(7a) Processing and Manufacturing Advantages

Our system's ability to accept plastic material from a variety of sources ensures an abundant supply of low-cost raw materials. We have compared our prices with those of our competitors and have found that our prices are significantly lower in cost. We are capable of charging a lower priced plastic pallet than our competitors because (1) we sub-contract for our manufacturing in rural areas where utility costs are lower and we purchase pallets at a fixed cost, (2) we use only recycled plastic resins which we specify to our molder, which is considerably less expensive than virgin resin, (3) our designs feature light-weight construction which translates into less cost per pallet based upon resin content, (4) our blend of recycled resins and additives contributes to predictable and consistent quality, and (5) cycle time efficiency based upon state-of-the-art molding equipment.



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The Company believes the conversion feature of its pallet enables the nestable pallet to be easily transformed into a rackable pallet by the addition of one component. The tops and bottoms are approximately the same size and are locked into position with a simple snap-lock appendage creating a rackable pallet. This convertibility reduces mold costs and facilitates improved production time, thereby increasing profit margins.

The Company's manufacturing process is cost-effective because it enables contract manufacturers to accept raw materials in a variety of forms, including regrind, post-industrial scrap, post-institutional recyclable plastic, and off-grade virgin resin. Quality control is assured by an ongoing measurement of resin content, ensuring that each batch conforms to the Company's resin specifications.

Equally significant is the proprietary manufacturing process purchased from the Savoia Corporation which utilizes an additive that transforms previously incompatible scraps of plastic into a homogeneous blend that flows evenly into the molds. The Company's technology allows for the use of a mix of recyclable plastic materials, which enhances the economic and structural integrity of the pallet. Raw materials used typically consist of HDPE, PPO, Polypropylene and PET in a variety of formulations.

The Company's pallets are based upon proprietary designs that enable the molder to accept and process most high-density plastic materials. A thermoplastic additive, developed by independent scientists unrelated to the Company or Savoia, enables the amalgamation of chemically incompatible polymers. The additive acts as a catalyst to make commingled dissimilar polymers compatible, which would normally have little or no affinity for each other. It reduces melt viscosity and acts as a wetting agent for inorganic substances.

The thermoplastic additive is purchased by the Company's contract manufacturer, which uses the additive in molding the pallets. The Company has no legal rights to the additive. As additives with similar attributes to the one used by the Company's contract manufacturer are in widespread availability, the Company is not heavily dependent on this additive.

Tests on the thermoplastic additive performed by the Company under laboratory conditions have indicated a marked improvement in bonding. The additives used by the Company enable polymers to be molded at lower processing temperatures and also serve as a filler or extender to thermoplastics, thereby lowering the cost of the end product. The Company also believes that the additive permits a significant reduction in raw material and processing costs while producing an end product of superior strength and durability.

The Company and its independent manufacturer keep abreast of developments in the additive field and evaluate new additives to determine their effectiveness and applicability to the Company's manufacturing process.

(7b) Product Advantages

We have compared the weight of our nestable pallet weighs and it is considerably lighter than a wood pallet of comparable size. For example, the Company's nestable 40" x 48" pallet weighs approximately 20 pounds, while a wood pallet of similar dimensions weighs approximately 45 pounds.

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As shipping costs are usually calculated on the basis of weight, shippers that use plastic pallets immediately realize significant freight and shipping savings. This occurs because a typical truckload of packaged goods being shipped contains 30 pallets. Thirty wood pallets, each weighing 45 pounds, together weigh 1,350 pounds, whereas 30 plastic pallets, each weighing 20 pounds, collectively weigh 600 pounds. Therefore, for each truckload being shipped 750 pounds are saved, which results in reduced shipping and freight costs.

The interlocking, nesting feature also permits more of the Company's pallets to be shipped in a container or trailer. Wood pallets are typically stacked one atop the other with no accommodations for nesting. Additionally, the Company's pallets will be specifically designed to eliminate sharp edges, burrs and other protuberances that make wood pallets difficult to handle and cause worker injuries.

The Company's pallets are worker friendly. Our plastic pallets are lightweight and molded with smooth surfaces. Many workmen's compensation claims are known to arise from handling wood pallets. Some shippers require that two workmen handle a wood pallet. Splintering, gouging, or puncture wounds from nails or sharp edges are eliminated by utilization of our pallets.

Finally, the Company's pallets are environmentally friendly and contribute to the nation's recycling efforts. The use of plastic allows the Company to recycle older pallets and save on disposal costs. Disposal costs, not only to the Company, but to society in general, are reduced because plastic waste does not always end up in landfills. On the other hand, wood pallets deplete our forests and present a serious disposal problem for many communities. Additionally, wood pallets have been identified as harboring vermin, bacteria and insects. In contrast, RPM pallets resist contamination and can be easily cleaned. They are scuff-resistant and will not leech, absorb odors or lose color.

(7c) Cost - Benefit Analysis

Plastic pallets have not significantly penetrated the pallet market, due in part to their cost. Heavy-duty plastic pallets typically cost $45-$100, whereas heavy-duty wood pallets typically cost approximately $20 and less sturdy wood pallets typically cost $8-$11. Based on results of a Company telephone survey of 25 plastic pallet manufacturers, the price of the Company's pallets, ranging between $15-$39, is significantly below the industry average.

As stated in Pallet Enterprise, October 1997, wood pallets would only make approximately seven trips before repair or recycling is required. A trip, or cycle, is defined as the movement of a pallet under a load from a manufacturer to a distributor (or from a distributor to a retailer) and the movement of the empty pallet back to the manufacturer. Heavy-duty plastic pallets, as currently manufactured, have a useful life of approximately 75 trips. As such, we predict that as the price of plastic pallets decreases as a result of improved technology or sales volumes, an increasing number of users will switch from wood to plastic.

With an average selling price of $15 or less per pallet, depending on the quantity ordered, the Company's nestable pallet competes directly with Grade One wood pallets and is considerably less than most plastic pallets currently being produced. The same is true for the rackable pallet. When evaluating pallet cost, an RPM plastic pallet initially costs more but, its value lies in the cost per trip concept, where it is much less expensive on a per shipment basis. For example, a

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grade one wood pallet, which typically costs about $10.00, is useable for six or seven trips. Plastic pallets are much stronger and more durable and will often last for 75 trips. Pallet Enterprise, October 1997, estimates that a wood pallet makes approximately five trips before needing repair while a plastic pallet would make 75 such trips. An example of the cost per use of plastic pallets relative to wood pallets is outlined in Pallet Enterprise. Applying the same analysis to the Company's pallets yields a similar result.

The Company's nestable pallet will cost shippers approximately $15 per pallet. The pallet will be sold for $14 FOB plant of origin. Adding $1 to each pallet as a freight factor, resulting in an end-selling price of $15. On the basis of cost-per-trip, which is one of the criteria many shippers consider, a wood pallet costs shippers $1.43 ($10 divided by 7) per trip, while an RPM plastic pallet costs a relatively small $0.20 per trip ($15 divided by 75). This significantly lower cost per use is a distinct advantage for the Company's products.

It is common for businesses that use pallets to ship goods and never receive the pallet back or receive any value for the pallet. As a result, many of these businesses view pallets as a shipping expense rather than a usable asset. We believe that our recycle program, which provides credit when our clients return broken or unusable plastic pallets, will improve the level of service and will reduce the complexity of managing the sourcing, retrieval and repair of pallets for these multi-location companies. The Company expects this, in turn, to enable pallet users to view pallets as an asset to be retained rather than an expense to be incurred.

(8) Sales and Marketing

We intend to sell a nestable plastic pallet for approximately $15 to compete directly with the $10 - $14 grade one wood pallet and other plastic pallets that range in price from $25 to $50. Sales and marketing strategies include the Company's logo and toll free telephone number being embossed on each pallet sold to facilitate re-ordering, which should enable returns for recycling and establish brand identity.

(8a) Sales Agents & Distributors

We have identified and appointed a number of sales agents and distributors that will present the Company's product line to a wide variety of shippers throughout most of the US. The Company has agreement with multiple distributors in the Chicago area, the terms of which change depending on prevailing local freight conditions, and has agreements with four sales agents in the Midwest. All of our sales agents are independent contractors that sell our products on a commission basis, which reduces our overhead. Distributors are intermediaries that resell our products to their customers on a commission basis.

All sales agents and distributors for the Company are independent contractors who have signed the Company's standard independent contractor's agreement. They bear all expenses unless otherwise agreed upon by the Company and are paid commissions that range from 5% to 10% of gross sales made by their organizations. Each independent contractor agreement outlines the sales agent's duties and areas of responsibility and specifies what the Company offers in return. The term of such agreement is normally five (5) years. The Company can cancel the agreement at any time for non-performance with no obligation of any kind aside from paying commissions on sales made prior to the cancellation of the agreement.

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All sales agents and distributors are expected to adhere to the Company's selling and pricing strategies. This includes a confidential price list that establishes pricing for various classes of buyers. The Company anticipates providing each distributor with a protected territory and will refer all queries from users within such territory to this local distributor.

(8b) Leasing Option

The Company has also formed a relationship with a leasing company to provide pallet leasing. Some large shippers prefer leasing pallets as opposed to buying them, and by offering the lease option, the Company believes it can increase pallet orders. We have made informal arrangements to offer leasing terms to shippers through this leasing company. Pursuant to the terms of this arrangement, we would receive the full purchase price for the pallets from the leasing company, less a minor discount, at the time they are delivered. There are no discounts from the purchase price paid by the leasing company to the Company. Lessee pays all costs and interest as included in their monthly lease payments. The lessee will make monthly payments to the leasing company, which would include interest for the lessor's efforts, for the term of the lease. In the event the lessee breaches the terms of the lease, the Company will have no liability to the leasing company, whose recourse will be limited to that of the lessee.

The Company's agreement with the leasing company is informal and at will. We cannot assure that any lease agreements will be executed, and will have no recourse against this leasing company in the event it decides against undertaking any lease agreements relating to the Company's pallets. We are, however, confident this leasing company will continue its interest in handling leases for our products because securing leases is its normal business.

(8c) Recycle Program

The Company has established a recycle program in an effort to increase sales by granting credit to customers who return unusable or damaged pallets. Because an unusable plastic pallet possesses valuable resin content, plastic pallets can be recycled by regrinding and remolding. When the Company delivers new pallets to a client in truckload quantities, the Company agrees to accept and dispose of the client's unusable plastic pallets, irrespective of the condition of such pallets.

In determining the amount of credit provided to a customer, the Company estimates the current market price for un-ground plastic parts, deduct the freight and handling charges to ship it to a grinder and credit the customer with a portion of the balance valid on its next order.

For example, if a customer returns 100 pallets at 20 lb. per pallet, when the price of recyclable resin is $0.20 per pound, he would receive a $400 credit on his next purchase (100 pallets X 20 lbs./pallet = 2,000 X $0.20/lb of resin = $400). The Company will accept any plastic pallet the customer elects to return, regardless of how long it has been in use, who produced it or its condition.

The Company's agreement to recycle its customers' used pallets is not part of a specific contract. However, the Company views this agreement as non-negotiable and as if such agreement does not provide the Company with the right to reject these returns. The policy is followed because the resin contained in all pallets, including unusable, returned plastic pallets, is a required

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element of the Company's plastic pallets. Accordingly, the Company obtains a required raw material and provides a disposal service to its clients, at inherently financially attractive terms. Only in the extremely unlikely event that the market for recyclable plastic completely collapsed, would the Company consider revising its policy to grant credit for returned pallets.

(8d) Trial Order Program

The Company offers potential customers a trial order. This occurs when a large pallet user wants to try the Company's pallet in actual warehouse conditions before it commits to a larger purchase. The Company conditionally sells the prospect a small number of pallets at the truckload price and invoices the prospect, with payment contingent upon subsequent acceptance. We receive payment for the trial order only if the customer orders additional pallets and the customer is also billed for the trial order. If the prospective customer decides against using the pallets, there is no charge for the initial order. The Company retrieves pallets that are not acceptable to the shipper.

(8e) Directed Marketing Plans

In the 2nd and 3rd Quarters of 2001, contingent upon adequate funding, the Company plans to effect the following marketing activities which are set forth in order of importance. Therefore, the first activity listed is believed to be the most important to the Company and is scheduled to be effected as soon as sufficient funding or revenues are secured, which may never happen:

      o launch a targeted direct mail program to pallet buyers in a wide cross-section of industries in the U.S. and Canada. Recipients' names will be given to RPM sales agents for follow-up.

      o produce a video presentation of our pallets, featuring their characteristics and benefits, summarizing test results, and showing the pallet subjected to a variety of in-use tests. Computer-generated graphics, in tape and CD ROM formats, will show the pallet in actual application situations. This will be part of the sales kit used by sales agents and Company management in making sales presentations.

      o join selected trade organizations that serve the material handling industry, and participate in national and international trade shows.

      o place trade advertisements in selected trade journals that are circulated to materials handling personnel, plant managers and purchasing agents. Following additional funding, an advertising agency will be retained to provide these services.

      o sponsor seminars and/or trade conferences in key markets where purchasing customers will be invited to luncheon presentations on contemporary materials handling and shipping techniques. RPM pallets will be featured, showing the savings realized by shipping goods on the lighter, more durable plastic pallet.

      o conduct an in-house telemarketing program to contact prospective pallet buyers. Leads generated from this medium will be referred to the appropriate sales agents and distributors.

      o prepare technical bulletins and manuals that present and illustrate the features of our pallets.

      o implement a high-tech customer service department that will provide technical information through our toll free telephone numbers.

      o retain a public relations firm or publicity agent to generate product-use stories and features in selected trade and business publications.

      o prepare press kits with photo-caption stories and reprints of these stories will be used in direct mail campaigns and agents sales kits.

      o develop and promote a website, www.rpmplasticpallets.com, which is currently under construction and being re-designed to function as an interactive, e- commerce-ready site. Sales will not be developed until such time as the Company has the funds to vigorously promote and advertise its site. A goal of such site will be to accept and process orders electronically.

(9) Operations and Employees

The Company currently has two (2) full time employees and/or officers and five
(5) part-time employees and/or officers. These employees are experienced in materials handling and plastic pallet operations. During the initial design and engineering phases of the products, the Company has maintained a low overhead and will continue to do so until manufacturing and sales are substantially underway. Additional staffing will occur on an as-needed basis, dictated by the sales volume achieved.

(10) Proprietary Technology

The Company's manufacturing and plastic pallet processing systems and their development efforts involve confidential operating systems and procedures, which are considered proprietary information owned by the Company, even though they are not considered by the Company to be capable of patent protection. The Company acquired the bulk of its proprietary technology pursuant to an Asset Purchase Agreement with the Savoia Corporation which was executed on January 4, 1999.

The Company believes it has intellectual property rights in its pallet processing system, although it has no verification of such, and can give no assurances that the processing system can withstand any threat of infringement. These rights are protected by non-disclosure and non- competition agreements, which have been executed by the Company's sales agents, distributors and employees. The material terms of these agreements prohibit divulging marketing strategies, names of prospects and customers or manufacturing or operational techniques or procedures to any third party without the written consent of the Company.

Until December 1997, the Company possessed certain patent rights for an attachment to a forklift, which the Company currently uses. This attachment allows handling of two loaded pallets side by side, applicable for forklifts and has a capacity of 10,000 pounds. The Company let this patent expire because the attachment was secondary to the pallet research and development and financing requirements. Although the Company has re-applied for similar patent protection in 2000, and management believes this will be approved sometime during 2001, no such assurances can be given that such patent will ever be approved.

In January 2000, the Company purchased the rights to a pallet related product for $1,100 cash and a commitment to issue 25,000 shares of unregistered, restricted common stock at an unspecified future date. As of May 4, 2001, the Company has not yet issued the 25,000 shares of stock in final settlement of this transaction.

(11) Competition

The Company will compete directly with manufacturers of wood and plastic pallets through its marketing program that educates, informs and clearly delineates the superiority of its pallets versus a traditional wood pallet.

Despite the Company's perceived competitive advantages, the plastic and wood pallet markets, and the market for materials handling and related services are extremely competitive, and there are no substantial barriers to entry.

The Company has identified approximately thirty-five companies that are currently producing some type of plastic pallet, and the Company expects that competition will intensify in the future. The majority of these manufacturers are believed to be selling to a limited market in direct response to special orders, which is thought to result in higher costs and prices. Two direct competitors producing large-scale plastic pallets include Orbis, Inc. in Oconomowoc, Wisconsin, and Buckhorn, Inc. in Milford, Ohio.

There are currently several Fortune 1000 companies engaged in the production and sale of wood and plastic pallets. The Company believes that its ability to compete successfully depends on a number of factors, including the availability of capital, the quality of its supplier services, the Company's ability to make acquisitions of other plastic and/or pallet-producing companies, the pricing policies of its competitors and suppliers, and the ability of the Company to establish co- marketing relationships and general economic trends.

One of the major competitive factors looming against the Company's success is the predominance of wooden pallet usage. First, wood pallets are less costly than plastic pallets. Shippers using one-way wooden pallets that are not required to use grade one pallets are primarily concerned with initial pallet cost. We cannot compete effectively with this market segment. We can, however, compete with shippers required to use grade one pallets. For this reason, the Company will focus its marketing efforts on closed loop distributors that benefit most from long pallet life. A closed loop is a shipping and warehousing environment where pallets are shipped from a central warehouse or distribution center to outlets and returned to the same central warehouse for re-use. Damaged pallets that are to be returned to the Company are stockpiled in the central warehouse and eventually picked up by the Company to be recycled. The closed loop distributor receives recycle credits on future orders for damaged pallets returned to the Company.

The second major factor we must overcome is the long-term relationships existing wood pallet manufacturers have developed with their customers. This will require the Company to focus on marketing the perception that the Company will be a long-term supplier of material management products and that it will be a reliable source for their customer s pallet requirements.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Special Note on Forward-Looking Statements

Certain statements contained in this Form 10-SB, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, among others, the following: international, national and local general economic and market conditions: demographic changes; the size and growth of the plastic packaging markets for both consumer and industrial uses; the ability of the Company to sustain, manage or forecast its growth; the ability of the Company to successfully make and integrate acquisitions; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this Form 10-SB.

Certain of these factors are discussed in more detail elsewhere in this Form 10-SB. Given these uncertainties, readers of this Form 10-SB and investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

The following discussion of the results of operations and financial condition should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Form 10- SB reflecting operations and financial condition both before and after the Company's acquisition of RPM Technologies, Inc.

Plan of Operation

As the plastic pallet market is still relatively undeveloped, the Company seeks to provide stronger, safer, and less costly products than its competition. The Company is focused on plastic pallet production and materials handling applications and is now attempting to sell its products to customers across several markets, including the food and beverage industry, retail and distribution centers, and the automotive industry.

Our primary goal is to increase plastic pallet sales. As such, we are seeking additional funds to expand operations, add staff, purchase additional molds and raw materials, and launch advertising and sales promotion programs. Increased sales are expected to result from the expansion of our pallet distributor network.

Due to the Company's limited financial resources, part of our acquisition strategy includes acquiring pallet manufacturers and pallet recycling companies in stock-for-stock exchanges. As a result of our goal to acquire other recycled plastic pallet operations, the Company believes that we will be able to increase sales and thereby obtain an established position in the industry, and consequently access greater financial resources. The Company will focus on acquiring these companies for a combination of stock, cash and debt. Another reason behind the Company's goal of establishing a trading market for its common stock is that a tradable, liquid security is a more attractive form of consideration to offer acquisition candidates.

The Company feels strongly that sales goals for our various pallet products would have been attained as early as mid-year 2000 if we had been able to market them more effectively. We were prevented from doing so largely due to lack of capital. Of the Company's products, the N4840 Nestable and the R4840 Rackable Plastic Pallets, along with the 44" x 56" Beverage Pallet, are believed by the Company to be uniquely competitive products, capable of being sold in substantial quantities to several markets.

In the event that only limited or no additional financing is received, the Company may not be able to withstand the intense competition it may face from larger and more adequately financed pallet businesses. Even if the Company succeeds in obtaining the level of funding it considers necessary, it cannot guarantee that these projected revenues and/or profits will materialize.

Research and Development

Since inception, the Company has focused its human and financial resources on the development of its proprietary pallet designs and processing system. The Company's research and development costs spent from inception through December 31, 2000, totaled $4,069,588. We are currently relying upon our contract manufacturer, Polytek, to recommend and implement future research and development relating to processing systems and additives that they have either tried or tested. Polytek is better equipped to evaluate new materials and processes in the manufacturing environment. In the event Polytek develops innovations or improved processes, we will have no interest in such.

Although we understand the importance of keeping our product line current with new industry developments, we do not anticipate performing any substantial research and development activities during the next twelve months. Research and development, therefore, constitutes a minor aspect of the Company's future operations.

Results of Operations

From the date of incorporation until present, the Company has had limited revenues or operating income. As of the date of acquisition of RPM Technologies, the Company had no tangible assets. Additionally, prior to the acquisition of RPM Technologies, the Company's expenses were minimal and administrative in nature.

The results of operations discussed below reflect the combined operations of the Company and RPM Technologies. Included herein are audited financial statements of the Company for fiscal years ended December 31, 1998, 1999 and 2000. The following should be read in conjunction with the actual financial statements and accompanying notes found herein.

To date, no significant revenues are derived from these products, and we registered net losses in the amounts of $4,029,530 in 1998, $466,786 in 1999, and $438,410 in 2000. From the date of inception, the Company's total aggregate net loss is $4,938,419.

For the years ended December 31, 1998 and 1999, the Company had no sales or revenue from operations, but incurred operating expenses of $4,029,530 for the year ended December 31, 1998, and operating expenses of $468,811 for the year ended December 31, 1999. Accordingly, we experienced substantial net operating losses. For the year ended December 31, 1998, this loss was $4,029,530, while for the year ended December 31, 1999 our net operating loss was $468,811.

Revenue from operations have been achieved during the year ended December 31, 2000, in the amount of $112,600. This revenue was generated on total operating expenses, again as of December 31, 2000, of $504,284, thus resulting in net loss from operations of $449,592. This compares to a net loss of $466,786 for the year ended December 31, 1999, which resulted from expenses of $468,811 and no revenues from operations. Total net loss for the Company's year ended December 31, 2000 was $438,410, compared to the comprehensive net loss in fiscal 1999 of $466,786.

During the year ended December 31, 2000, the Company incurred approximately $100,924 in research and development expenses, which were incurred during the first quarter, as compared to $90,014 incurred for similar expenses during the year ended December 31, 1999. Additional expenses incurred through the year ended December 31, 2000, as compared to the year ended December 31, 1999, include general and administrative expenses of approximately $172,886 as compared to $117,950 for the year ended December 31, 1999. Depreciation expenses on property and equipment for the year ended December 31, 2000, was approximately $63,595, whereas $11,748 was realized for the comparable period of 1999. An expense incurred during the year ended December 31, 1999, but not during 2000 was a $38,863 charge for accrued interest on notes payable which were converted to common stock on August 31, 1999.

During the first quarter of 2001, the Company realized revenues of approximately $14,555 and had related costs of sales of approximately $11,432.

For the three months ended March 31, 2001 and 2000, respectively, the Company had total expenses of approximately $120,740 and $216,534. The decline is directly attributable to a decrease of approximately $85,924 in research and development expenses between the quarter ended March 31, 2000 and the corresponding period of 2001. All other operating expenses related to various normal general and administrative expenses of the Company.

The Company experienced a net loss of $117,178 and $216,178 for the three months ended March 31, 2001 and 2000, respectively, and a net loss per weighted-average share of common stock outstanding of approximately $0.01 and $0.01 per share.

All other operating expenses related to various normal general and administrative expenses of the Company. The Company anticipates experiencing relatively constant expenditure levels in future periods for other general operating expenses. Management continues to monitor its expenditure levels to achieve optimum financial results.

Liquidity and Capital Resources

For all periods through December 31, 2000, the Company has maintained liquidity through the issuance and sale of various securities, including convertible notes and common stock. At December 31, 2000 and 1999, the Company has working capital (which is current assets less current liabilities) of $9,542 and negative $34,277 respectively. Included in the working capital is, as of December 31, 2000 cash and cash equivalents of $215,786, as compared to $101,616 as of December 31, 1999.

For the year ended December 31, 2000, the Company had negative net cash flows from operating activities of $224,464, as compared to negative cash flows from operating activities for the fiscal year 1999 of $317,828, and negative net cash flows for the year ended December 31, 1998 were $23,113. For the year ended December 31, 2000, the Company had received $339,734 from financing activities, as compared to $884,346 for the year ended December 31, 1999, and $160,400 for the year ended December 31, 1998. The activities resulted in an increase in the Company's cash position as December 31, 2000 to $114,170, whereas cash on hand on December 31, 1999 was $36,329, and for December 31, 1998, the Company's cash position consisted of $65,287.

As of December 31, 2000, the Company had total assets of $755,409 and total stockholders' equity of $755,409. The only liabilities the Company had as of December 31, 2000, was an account payable in the amount of $33,000, $180,000 in accrued officer compensation and $4,921 owed to an affiliate. The Company's capital resources as of December 31, 2000 consisted of $215,786 in cash and $527,946 in net property and equipment, which was comprised of $589,289 in molds, tools, and dies utilized to produce plastic pallets and $14,000 in computer equipment. The Company has not yet experienced severe liquidity problems, even with the Company's lack of sales of its pallet products, due in large part to debt and equity financing.

Total assets as of December 31, 1999, were $701,085, with stockholders' equity of $701,085, indicating a lack of any substantial liabilities. For the 12 months ending December 31, 1999 the Company had current assets of $110,644 and two current liabilities in the amount of $24,921 owed to an affiliate and $120,000 in accrued officer compensation, which in part accounted for the Company's liquidity heading into 2000. The Company's capital resources at the end of 1999 consisted of $101,616 in cash and $590,441 in net property and equipment, which was comprised of $588,189 in molds, tools, and dies utilized to produce plastic pallets and $14,000 in computer equipment.

Total assets as of December 31, 1998, were $261,887, while liabilities as of this date were $350,977, which resulted in a stockholders' equity of $261,887. On December 31, 1998, the Company had current assets of $82,287 and current liabilities of $350,977. As of December 31, 1998, the Company's capital resources consisted of $65,287 in cash, $72,000 in net property and equipment, which was comprised primarily of molds, tools, and dies, and $107,600 in deferred costs associated with raising capital. The Company's executive officers and directors were not paid salaries. Only expense reimbursements were made as approved by the Board of Directors, as the total operating expenses paid for general and administrative expenses was $11,051 for the period.

For income tax reporting purposes, the Company has a net operating loss carry-forward as of December 31, 2000, of $400,000, which can be used to reduce any taxable income in future years. If this carry-forward is not fully utilized, it will begin to expire in 2013. As of December 31, 2000, 1999 and 1998, the deferred tax asset related to the Company's net operating loss carry-forward is fully reserved.

For all periods through March 31, 2001, the Company has maintained liquidity through the issuance and sale of various securities, including convertible notes and common stock. At March 31, 2001 and 2000, the Company has working capital of approximately negative $76,737 and $122,398, respectively. Included in the working capital is available cash on hand of approximately $146,482 and $281,544, respectively as compared to cash balances of approximately $9,542 and negative $34,277 at December 31, 2000 and 1999, respectively.

Need for Future Financing

Historically, our working capital needs have been satisfied through obtaining debt and/or equity investment from private sources, including the Company's founders and initial officers and directors. Management anticipates that the available cash will be sufficient to support the current liquidity needs of the Company until July 2001. On or before July 2001, the Company hopes to primarily satisfy its working capital needs with revenues from operations.

Because the Company seeks to increase its marketing and sales growth prior to July 2001, management intends to seek a minimum of $750,000 in additional capital. Such capital will also facilitate increased production and distribution of pallet products. The Company will seek to borrow and/or raise these funds through either the public or private sale of its common stock. The Company has entered into preliminary negotiations with several financing companies, private lenders, and venture capital firms regarding the potential financing of at least $1,000,000. However, no assurances can be given that such financing will be available, or that it can be obtained on terms satisfactory to the Company, if at all. If the Company is unable to secure financing from the sale of its securities or from private lenders, management believes that the Company will be able to continue operating through 2001 on revenues from current operations.

While $750,000 is the minimal amount of funds sought to finance operations through June 30, 2001, management intends to seek a total of between $2-4 million, which includes the $750,000, to substantially expand the Company's presence in domestic and foreign pallet markets. A better understanding of the Company's future investment goals and strategies can be gleaned from the following anticipated use of proceeds based on successful financing of $3,000,000. The notes to the types of expenditures are material to an understanding of the Company's intended use of proceeds.

    Amount        Type                                          Percentage
    ------        ----                                          ----------
    $585,400      Working Capital and Operating Expenses(1)       19.5%
    $561,600      2.5 million lbs. HDPE; Resin (raw materials)    18.7%
    $510,000      Press Contract at $132 per hr. average          17.0%
    $294,500      Sales, Marketing, Advertising (SADA)(2)          9.8%
    $250,000      Commissions Paid for Financing(3)                8.3%
    $190,500      Management, Staffing, and New Hires(4)           6.4%
    $128,000      Other Hardware/Equipment Purchases(5)            4.3%

    $ 125,000     Accessory Molds                                  4.2%
    $  78,500     Pre-owned Road Tractors -Two                     2.6%
    $  68,500     Lid Mold for Stack Pallets                       2.3%
    $  60,000     Accounting, Legal, Finance and Offering Fees     2.0%
    $  52,500     Pre-owned 53' Road Trailers                      1.8%
    $  40,000     Travel-related Expenses for Sales, Financing     1.3%
    $  36,500     Pre-owned Granulator, 100 HP                     1.2%
    $  19,000     Resin Storage Silo (60,000 lbs.)                 0.6%

    $3,000,000    TOTAL                                            100%

1. Includes amounts to be expended on salaries, office expenses and other general overhead costs. Salaries will include those paid to executive officers Zych, Foerg, Lade and Tokoly, amounts paid to the Board of Directors, and other personnel, along with the development of the Company's web site and e-commerce strategy.
2. Represents amounts to be spent on Chicago sales office, national trade journal advertising, sales brochures, conferences, promotions, and sales-related travel and expense for large corporate customers of its plastic pallet and related materials handling products.
3. Assumes the Company will engage a financing agent to help obtain funds, paying approximately 8.3% of the total proceeds raised, although no assurance can be given that this will ever occur.
4. The Company intends to expand its full-time staff with the receipt of the proceeds.
5. Includes forklift, pallet shredder, resin blinder, scales, laboratory setup, dump system, dump bins, air compressor, pallet assembly press, and miscellaneous office equipment.

It must be stressed, however, that the amounts set forth above are only estimates, and the Company is unable to predict precisely what amount will be raised, if any, and what amount will be used for any particular purpose. Nonetheless, this suggested use of proceeds indicates a focus on the effective sales and marketing of both rackable and nestable plastic pallets as well as an expansion of manpower and the continued development of technology for improved pallet products and services.

To the extent the proceeds received are inadequate, in any area of expenditures, supplemental amounts may be drawn from working capital, if any. Conversely, any amounts not required for proposed expenditures will be retained and used for working capital. Should the proceeds actually received, if any, be insufficient to accomplish the purposes set forth above, the Company may be required to seek other sources to finance the Company's operations, including individuals and commercial lenders.

Item 3.  Description of Property

The Company has no corporate office space under lease at this time. The Company's principal executive office address is 21061 West Braxton, Plainfield, Illinois. This address and telephone number is provided by Charles Foerg, an officer and director of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the officer for other business purposes. Management considers the Company's current principal office space arrangement adequate until such time as the Company consolidates its office and warehouse space as it achieves its business plan goals.

The Company also occupies approximately 2,000 square feet of warehouse space located in Mokena, Illinois, approximately 45 miles south of Chicago, where it stores plastic pallets, certain raw materials, and its fork lift products. This space is being provided by James Tokoly, an officer and director of the Company, in exchange for the Company's provision of group medical insurance for Tokoly and his wife. The Company hopes to consolidate its office and warehouse space by August 30, 2001, at which time it will begin to pay rent.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of January 31, 2001, the name, address, and the number of shares of the Company's common stock, par value $0.001, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 16,246,761 shares of Common Stock issued and outstanding, and the name and shareholdings of each director and of all officers and directors as a group. As of January 31, 2001, each owner of 5% or more of the Company's common stock also serves as a director, and in some cases, also as an officer.


Title of Class   Name and Address of       Amount and Nature of      Percent
                   Beneficial Owner          Beneficial Owner       of Class

    Common           Charles Foerg               2,550,550            15.7%
                  21061 West Braxton
                 Plainfield, IL 60544

    Common            Randy Zych                 2,750,000            16.9%
                  4918 Imperial Drive
                Richton Park, IL 60544

    Common           James Tokoly                 905,000             5.6%
                      PO Box 1001
                 Orland Park, IL 60462

    Common        Charles E. Fritsch              244,150             1.50%
                 Two Mid America #800
               Oakbrook Terrace, IL 60181

    Common           Kevin Cronin                 60,000              0.37%
                 Two Mid America #800
               Oakbrook Terrace, IL 60181

    Common            David Lade                  50,000              0.31%
                 Two Mid America #800
               Oakbrook Terrace, IL 60181

    Common      Executive Officers and          6,559,700            40.38%
                 Directors as a Group

Item 5.  Directors, Executive Officers, Promoters, and Control Persons

a) The officers and directors of the Company are as follows:

Name                     Age         Position
----                     ---         --------
Mr. Randy Zych           54          Chairman & CEO
Mr. Charles Foerg        66          Secretary/Treasurer and Director
Mr. David Lade, CPA      42          Chief Financial Officer and Director
Mr. James Tokoly         39          Vice President and Director
Mr. Charles E. Fritsch   62          Vice President and Director
Mr. Charles Krupka, Esq. 41          Director
Mr. Kevin Cronin, Esq.   46          Director

Each director serves until the next annual meeting of the Company's stockholders or until a successor is elected. No date for the next annual meeting of stockholders is specified in the Company's Bylaws or has been fixed by the Board of Directors. The Company's officers serve at the pleasure of the board of directors until their services are terminated or a successor is appointed.

Mr. Randy Zych, 54, has been Chairman of the Board of Directors and CEO of the Company since its inception in 1997. Mr. Zych has spent most of the past twenty-five years working as an entrepreneur, developing and promoting various new businesses, including several manufacturing companies. For example, Mr. Zych developed and promoted an organic fertilizer for Earthlife Products, Inc. He also developed and promoted financial services for Cambridge Capital Group, Ltd. Between 1990 and the Company's inception in 1997, Mr. Zych worked as an independent consultant in the areas of marketing and distribution strategies for the two preceding companies but no longer has any duties outside of his position as Chairman for RPM Technologies, Inc. Mr. Zych attended the University of Illinois, Chicago, concentrating his studies in finance and business management.

Mr. Charles W. Foerg, 66, Secretary/Treasurer and a Director, has been employed by the Company since 1997. Immediately prior to his association with the Company, he was self- employed as a management consultant from 1991 to 1996. He has accumulated more than 25 years of experience in financing, building and managing several companies across many industries, with jobs and duties covering executive management, marketing, technology acquisition, quality control and manufacturing operations. Mr. Foerg s experience in advertising includes working as Account Supervisor and Vice President for Young & Rubicam Advertising and BBD&O Advertising. Mr. Foerg received a BS degree in Economics from Shurtleff College, Alton, Illinois and completed graduate studies in Business Administration at the University of Detroit. Mr. Foerg served in the U.S. Army in Europe and in Korea as a SFC, Artillery.

Mr. David A. Lade, 42, has been Chief Financial Officer and a Director of the Company since 1999. Mr. Lade also serves as the Company's controller. From 1995 until 1999, Mr. Lade was an independent financial consultant, and served as part-time controller for several closely held corporations. As a consultant, Mr. Lade contributed in all areas of accounting, budgeting, cash management, bank relations and acquisition analysis. From 1987 until 1995, Mr. Lade worked as Controller for AGA Gas Central, where he was responsible for financial reporting and analysis, strategic planning, customer service and branch administration. From 1983 until 1987, Mr. Lade was Experienced Audit Senior for Arthur Anderson & Co., where he served as a member of the commercial audit division. Mr. Lade became a Certified Public Accountant in 1984, and a Registered Securities Representative (Series 6 Exam) in 1992. Mr. Lade received his MBA from Wright State University in 1983, where he received the Outstanding MBA Award.

Mr. James Tokoly, 39, currently serves as Vice President of the Company on a part-time basis and has been a Director since 1998. If and when the Company's secures its desired financing, it anticipates employing Mr. Tokoly to direct and coordinate contract manufacturing activities and logistics and pallet distribution activity among customers. Since 1988, Mr. Tokoly has headed his own marketing firm as President and CEO. Mr. Tokoly is still active in the day to day business of his marketing firm, Golden Opportunities, Inc.

Mr. Charles E. Fritsch, 62, currently serves as Vice President of the Company on a part-time basis and has been a Director since 1999. Mr. Fritsch is responsible for acquisitions of new material handling products and companies. From 1983 until 1999, Mr. Fritsch served in many positions for Waffer International, Inc., the largest manufacturer of plastic products in Taiwan, ultimately serving as its President and COO. Previously, Mr. Fritsch was CEO and President of ARC United Group of Companies, an import/export business, and in 1969 he founded International Marketing Service, Inc. which provided consulting services to foreign and domestic companies. Mr. Fritsch received his BS from the University of Wisconsin in 1963 and an MA from DePaul University in Chicago.

Mr. Charles Krupka, 41, has over fifteen years of sales and management experience, and has been a Director of the Company since April 2000. From January 1995 until July 1998, Mr. Krupka was the CEO of Polycytek, Inc., a plastic pallet manufacturing concern unrelated to the Company's manufacturer Polytec. Polycytek was created in 1995 and molded 44" x 56" beverage pallets for Royal Ecoproducts, a wholly owned subsidiary of Royal Group Technologies, Inc. Mr. Krupka has his BS in Agricultural Economics from Michigan State University, and an MBA from the University of Michigan. Mr. Krupka is a member of the Society of Plastic Engineers and the Material Handling Institute of America.

Mr. Kevin Cronin, Esq., 46, has served as a Director and legal counsel for the Company since January 2000. For the previous three years, Mr. Cronin served as President and CEO of Alphadigm, Inc., a professional employer organization specializing in placement of high-level executive managers. Prior to his service as President and CEO of Alphadigm, Mr. Cronin was in private practice in Chicago, Illinois as an attorney specializing in corporate law. Mr. Cronin has a BBA degree in Management from the University of Notre Dame and a JD from Northern Illinois University.

Item 6.  Executive Compensation

As of this date, no officer or director has received a salary, although expenses incurred by officers and directors have been reimbursed to officers and directors, as approved by the Board of Directors, on occasions warranted. The Company intends to pay Randy Zych, its chief executive officer and chairman of board of directors, $85,000 annually if and when the Company receives its desired financing of $750,000, which may never be received. Additionally, in the event the Company is successful in obtaining this financing, it expects to pay each of its other officers and directors compensation for the next twelve months not more than $85,000. If the Company does not receive the required financing, no salaries will be paid.

Board Compensation

Members of the Company's board of directors receive no compensation for attendance at board meetings. However, on December 31, 2000, the Company's directors adopted a resolution providing for reimbursement for all reasonable out-of-pocket expenses incurred by the directors in connection with their attendance at the board meetings.

Options/SAR Grants in Last Fiscal Year

No individual grants of stock options (whether or not in tandem with SARs), or freestanding SARs were made during the last completed fiscal year to any of the named executive officers.

Bonuses and Deferred Compensation

There are no compensation plans or arrangements, including payments to be received from the Company, with respect to any person named as a director, executive officer, promoter or control person above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities.

Item 7.  Certain Relationships and Related Transactions

All office and warehouse space currently used by the Company is being provided rent-free by its officers. Charles Foerg, our secretary/treasurer and a director, provides the office space for our headquarters in Plainfield, Illinois. James Tokoly, our vice-president and a director, provides our warehouse space in Mokena, Illinois.

Randy Zych serves as the Company's CEO and chairman of board of directors. He has spent most of the past twenty-five years working as an entrepreneur, developing and promoting various new businesses, including several manufacturing companies. Mr. Zych is no longer affiliated in any way with any business start-up for which he served acted as a consultant. Mr. Zych presently devotes his full time to the business activities of the Company.

Five of the Company's officers and shareholders loaned an aggregate of $75,000 to the Company in 1997 and 1998. The five lenders were Charles Foerg, Joseph Mikulic, Joseph Pigato, James Tokoly, and Randy Zych. All of these loans have been retired, none are outstanding, and these individuals have no claim against the Company as stemming from these loans.

Savoia Corporation

On January 4, 1999, the Company executed an Asset Purchase Agreement by which it formalized the acquisition of rights to the designs, engineering, production and sales of the plastic pallets of Savoia Corporation, a Delaware corporation. However, the transaction was consummated on August 20, 1998 when the Company issued 4,086,956 shares of the Company's Common Stock in consideration for Savoia's assets. These shares were valued at $470,000, or $0.115 per share, which represented the actual research and development expenses incurred by Savoia in the development of the plastic pallet design. This value is believed to be market value for such assets. The agreement did not contain any covenants not to compete or disclose terms because the owners of Savoia, Randy Zych, Charles Foerg, Joseph Pigato and James Tokoly, are now intimately involved with the Company's affairs, and have no involvement whatsoever with the dormant operations of Savoia.

Savoia had no liabilities at the time of the Asset Purchase Agreement.

Item 8.  Description of Securities

Common Stock

Holders of the Company's common stock are entitled to cast one vote on all matters presented to shareholders for each share held of record. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company produces profit on its sales.

Holders of common stock do not have preemptive rights to subscribe to additional shares issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All of the outstanding shares of common stock are fully paid and non-assessable and all of the shares of common stock offered thereby will be, upon issuance, fully paid and non-assessable.

                                   PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

No established trading market exists for the Company's common stock, although the Company has applied for a listing of its common stock on the NASD's Pink Sheets, as soon as possible and hopes to secure such listing. No shares of common stock are subject to options or warrants.

The Company is authorized to issue 20,000,000 shares of common stock, par value of $.001. As of January 31, 2001, the Company has 16,246,761 shares of common stock issued and outstanding held by approximately 543 shareholders of record. All of the shares issued and outstanding are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended, and may eventually be resold pursuant to Rule 144.

The Company filed this registration statement voluntarily with the intention of achieving reporting status with the SEC. Achieving full reporting status with the SEC is a necessary step in accomplishing the Company's goal of establishing a market for our equity securities sometime in the future.

Dividend Policy

The Company has not declared any cash dividends since inception and does not anticipate declaring any cash dividends in the near future. There are no restrictions that limit the Company's ability to pay dividends, other than those generally imposed by applicable state law. The future payment of dividends, if any, on the Common Stock is within the discretion of the board of directors and will depend on the Company's earnings, capital requirements, financial condition, and other factors deemed relevant by the Board of Directors.

Transfer Agent

The transfer agent for the Company's common stock is Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

Item 2.  Legal Proceedings

There are no legal proceedings filed, or to the Company's knowledge, threatened against the Company that the Company believes would have, individually or in the aggregate, a material adverse effect upon its financial condition or results of operations.

Item 3.  Changes in and Disagreements with Accountants

Not applicable.

Item 4.  Recent Sales of Unregistered Securities

In August 1998, the Company issued an aggregate of 1,450,000 shares of unregistered, restricted common stock to its founders at $0.001 per share for the initial organization and capitalization of the Company. These shares were issued in reliance upon exemptions from registration, including but not limited to, Section 4(2) and Regulation D. These shares were sold without a general solicitation pursuant to Blue Sky limited offering exemptions. The shares were issued with a legend restricting resale.

On August 20, 1998, the Company issued 4,086,956 shares of unregistered, restricted common stock to Savoia Corporation, an entity with common controlling ownership and management, to acquire 100.0% of Savoia's rights to plastic pallet technology in process for completion and further development to achieve the Company's initial business plans and goals. These shares were valued at approximately $0.50 per share, or $2,043,478, which equaled the cash value of sales of equivalent shares sold during 1999 and 2000. As the acquired products had no readily determinable market, no sales and no organized marketing effort at the time of acquisition, these costs were charged to operations as a component of research and development costs in the accompanying financial statements. The Company believes the issuance of these shares are exempt from registration under section 4(2) of the 1933 Securities Act. Savoia was owned by

Randy Zych, Charles Foerg, Joseph Pigato and James Tokoly. These shares were sold without a general solicitation pursuant to Blue Sky limited offering exemptions. The shares were issued with a legend restricting resale.

On August 20, 1998, the Company issued 3,670,344 shares of unregistered, restricted common stock to various individuals, officers and directors for various engineering, marketing strategy, financial and organizational consulting and management services provided to the Company or for the plastic pallet technology development through the transaction date. These issuances were valued at $0.50 per share, or $1,835,172, which equaled the cash value of sales of equivalent shares sold during 1999 and 2000. These costs have been charged to operations as a component of research and development costs in the accompanying financial statements. The 3,670,344 shares issued for services were done so in conjunction with the acquisition of Savoia's assets.

The owners of Savoia received these shares as follows:

              Name               Stock Issued        Value of Services
              ---------------------------------------------------------
              Randy Zych          1,550,000             $178,250.00
              Charles Foerg       1,350,000             $155,250.00
              James Tokoly          300,000             $ 34,500.00
              Chuck Fritsch         100,000             $ 11,500.00
              David Lade             50,000             $  5,750.00
              Kevin Cronin           60,000             $  6,900.00
              Tim Wilson             50,000             $  5,750.00
              William Griggs        210,344             $ 24,190.00
                                ------------           -------------
              Total               3,670,344             $422,090.00

These shares were issued in reliance upon exemptions from registration, including but not limited to, Section 4(2) and Regulation D. These shares were sold without a general solicitation pursuant to Blue Sky limited offering exemptions. The shares were issued with a legend restricting resale.

On January 26, 1999, the Company issued 700,000 restricted shares to two investors for a total of $350,000. The shares were issued in reliance upon exemptions from registration, including but not limited to, Section 4(2) and Regulation D. These shares were sold without a general solicitation, to friends of the Company's management who, based representations made in the Company's uniform subscription agreement, and on the basis of management's knowledge, are financially sophisticated and had access to material information regarding the offering. The sales were made pursuant to Blue Sky limited offering exemptions. The shares were issued with a legend restricting resale.

On August 31, 1999, the Company issued an aggregate of 1,947,000 shares of unregistered, restricted common stock in conversion of 100% of the outstanding principal on the Company's 10% convertible notes payable with an outstanding face value of approximately $973,500, which was obtained from 24 individuals in exchange for convertible 10.0% promissory notes. This debt was later converted into 1,947,000 shares of the Company's restricted common stock, at $0.50 per share. The corresponding accrued, but unpaid, interest of approximately $32,214 was forgiven by the written option of the various note holders. The issuance of the notes and the conversion of the notes to stock were effected in reliance upon exemptions from registration, including but not limited to, Section 4(2) and Regulation D. Both the sale of the notes and the conversion of the notes to shares of common stock were conducted without general solicitation, to friends of the Company's management who, based representations made in the Company's uniform subscription agreement, and on the basis of management's knowledge, are financially sophisticated and had access to material information regarding the offering. The sales were made pursuant to Blue Sky limited offering exemptions. The shares were issued with a legend restricting resale.

During the period from January 1, 2000 through April 28, 2000, the Company effected a private placement of 719,000 shares of its common stock at $0.50 per share to eleven (11) investors, in reliance upon exemptions from registration, including but not limited to, Rule 504 of Regulation D and Section 4(2), for a total consideration of $359,500 in cash. These shares were sold without general solicitation, to friends of the Company's management who, based representations made in the Company's uniform subscription agreement, and on the basis of management's knowledge, are financially sophisticated and had access to material information regarding the offering. The sales were made pursuant to Blue Sky limited offering exemptions. The shares were issued with a legend restricting resale.

Item 5. Indemnification of Directors and Officers

The Company's articles of incorporation and bylaws limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law 145, or other applicable provision. Generally, Delaware General Corporation Law permits the indemnification of officers, directors, employees and agents from any threatened, pending or completed action, suit or proceeding, whether civil or criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation and from judgments, expenses, fines, and settlements so long as such person was acting in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interest of the corporation, or had no reasonable cause to believe that such conduct was unlawful. Our articles of incorporation provide that we will indemnify our directors and officers to the fullest extent permitted by such law. We believe that these provisions are necessary to attract and retain qualified directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and control persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or control person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or control person, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and we will be governed by the final adjudication of such issue.

The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so. The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.


                                   PART F/S

Item 1. Financial Statements

Unless otherwise indicated, the term "Company" refers to RPM Technologies, Inc. The required audited financial statements as of and for the years ended March 31, 2000, December 31, 1999 and December 31, 1998 and the unaudited financial statements as of and for the nine and three months ended September 30, 2000 begin on Page F-1 of this document.

                            RPM TECHNOLOGIES, INC.
                       (formerly Mann Enterprise, Inc.)
                         (a development stage company)

                         INDEX TO FINANCIAL STATEMENTS


                                                                          Page

Report of Independent Certified Public Accountants                         F-2

Annual Financial Statements

  Balance Sheets
    as of December 31, 2000, 1999 and 1998                                 F-3

  Statements of Operations and Comprehensive Income for the years ended December
    31, 2000, 1999 and 1998, and for the period from April 10, 1996 (date of
    inception) through December 31, 2000                                   F-4

  Statement of Changes in Stockholders' Equity
    for the period from April 10, 1996 (date of
      inception) through December 31, 2000                                 F-5

  Statements of Cash Flows
    for the years ended December 31, 2000, 1999 and 1998, and for the period
    from April 10, 1996 (date of inception) through December 31, 2000      F-7

  Notes to Financial Statements                                            F-9

Quarterly Financial Statements

  Balance Sheets
    as of March 31, 2001 and 2000                                         F-17

  Statements of Operations and Comprehensive Income
    for the three months ended March 31, 2001 and 2000                    F-18

  Statements of Cash Flows
    for the three months ended March 31, 2001 and 2000                    F-19

  Notes to Financial Statements                                           F-20

S. W. HATFIELD, CPA
certified public accountants

Member: American Institute of Certified Public Accountants
          SEC Practice Section
          Information Technology Section
        Texas Society of Certified Public Accountants


                    REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
RPM Technologies, Inc.
  (formerly Mann Enterprise, Inc.)

We have audited the accompanying balance sheets of RPM Technologies, Inc. (formerly Mann Enterprise, Inc.) (a Delaware corporation and a development stage company) as of December 31, 2000, 1999 and 1998 and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for each of the years ended December 31, 2000, 1999 and 1998, respectively, and for the period from April 10, 1996 (date of inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RPM Technologies, Inc. (formerly Mann Enterprise, Inc.) (a development stage company) as of December 31, 2000, 1999 and 1998, and the results of its operations and its cash flows for each of the years ended December 31, 2000, 1999 and 1998, respectively, and for the period from April 10, 1996 (date of inception) through December 31, 2000, in conformity with generally accepted accounting principles.

During the first quarter of 2001, in conjunction with the engagement of and change to a new independent stock transfer agent, the Company performed a detailed reconciliation of all issuances of equity securities from the inception of Mann Enterprises, Inc. and RPM Technologies, Inc., respectively. During this detailed reconciliation, various inadvertent clerical errors were discovered in the identification, segregation and reporting of various transactions. The detailed reconciliation necessitated modifications to the presentation and valuation of these previously reported transactions. Accordingly, we withdraw our opinion dated May 23, 2000. No reliance should be placed on our opinion dated May 23, 2000.


                                               /s/ S. W. Hatfield
                                               S. W. HATFIELD, CPA
Dallas, Texas
May 4, 2001


                           Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com
                                       F-2

                                  RPM TECHNOLOGIES, INC.
                           (formerly Mann Enterprise, Inc.)
                             (a development stage company)
                                      BALANCE SHEETS
                            December 31, 2000, 1999 and 1998


                                       December 31,  December 31,  December 31,
                                           2000          1999          1998
                                     ASSETS
Current Assets
  Cash and cash equivalents            $  215,786    $  101,616    $   65,287
  Interest receivable                         531            -             -
  Due to affiliate                             -             -         17,000
  Inventory                                 7,464            -             -
  Prepaid expenses                          3,682         9,028            -
                                       ----------    ----------    ----------
   Total current assets                   227,463       110,644        82,287
                                       ----------    ----------    ----------
Property and equipment - at cost
  Molds, tools and dies                   589,289       588,189        72,000
  Computer equipment                       14,000        14,000            -
                                       ----------    ----------    ----------
                                          603,289       602,189        72,000
  Accumulated depreciation                (75,343)      (11,748)           -
                                       ----------    ----------    ----------
   Net property and equipment             527,946       590,441        72,000
                                       ----------    ----------    ----------
Other assets
  Deferred costs of raising capital            -             -        107,600
                                       ----------    ----------    ----------
TOTAL ASSETS                           $  755,409    $  701,085    $  261,887
                                       ==========    ==========    ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Notes payable to investors           $       -     $       -     $  285,000
  Accrued interest payable                     -             -          5,977
  Accounts payable - trade                 33,000            -             -
  Accrued officer compensation            180,000       120,000        60,000
  Due to affiliate                          4,921        24,921            -
                                       ----------    ----------    ----------
   Total current liabilities              217,921       144,921       350,977
                                       ----------    ----------    ----------
Commitments and contingencies

Stockholders' Equity Common stock - $0.001 par value.
   20,000,000 shares authorized.
   16,256,761, 15,537,761, and 12,890,761
   shares issued and outstanding,
   respectively.                           16,256        15,537        12,890
  Additional paid-in capital            5,459,651     5,040,636     3,931,243
  Deficit accumulated during the
     development phase                 (4,938,419)   (4,500,009)   (4,033,223)
                                       ----------    ----------    ----------
   Total stockholders' equity             537,488       556,164       (89,090)
                                       ----------    ----------    ----------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                 $  755,409    $  701,085    $  261,887
                                       ==========    ==========    ==========

The accompanying notes are an integral part of these financial statements.
                                                                             F-3

                                  RPM TECHNOLOGIES, INC.
                            (formerly Mann Enterprise, Inc.)
                              (a development stage company)
                    STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                    Years ended December 31, 2000, 1999 and 1998 and
         Period from April 10, 1996 (date of inception) through March 31, 2000



                                                                               Period from
                                                                               April 10, 1996
                                                                               (date of inception)
                                       Year ended    Year ended    Year ended     through
                                      December 31,  December 31,  December 31,  December 31,
                                          2000          1999          1998          2000
Revenues                              $  112,600    $       -     $        -    $  112,600

Cost of Sales                             57,908            -              -        57,908
                                      ----------    ----------    -----------   ----------
Gross Profit                              54,692            -              -        54,692
                                      ----------    ----------    -----------   ----------
Operating Expenses
  Research and development costs         100,924        90,014      3,878,650    4,069,588
  Sales and marketing expenses             9,329            -              -         9,329
  Payroll and related expenses           157,550       150,236        133,852      441,638
  General and administrative expenses    172,886       117,950         11,051      305,920
  Interest expense                            -         38,863          5,977       44,840
  Reorganization expenses                     -         60,000             -        60,000
  Depreciation                            63,595        11,748             -        75,343
                                      ----------    ----------    -----------   ----------
   Total operating expenses              504,284       468,811      4,029,530    5,006,658
                                      ----------    ----------    -----------   ----------
Loss from operations                    (449,592)     (468,811)    (4,029,530)  (4,951,966)

Other income
  Interest income                         11,182         2,025            340       13,547
                                      ----------    ----------    -----------   ----------
Loss before provision
  for income taxes                      (438,410)     (466,786)    (4,029,530)  (4,938,419)

Provision for income taxes                    -             -              -            -
                                      ----------    ----------    -----------   ----------
Net Loss                                (438,410)     (466,786)    (4,029,530)  (4,938,419)

Other comprehensive income                    -             -              -            -
                                      ----------    ----------    -----------   ----------
Comprehensive Loss                    $ (438,410)   $ (466,786)   $(4,029,530)  $(4,938,419)
                                      ==========    ==========    ===========   ===========
Net loss per weighted-average
  share of common stock
  outstanding, calculated on
  Net Loss - basic and fully diluted  $    (0.03)   $    (0.03)   $     (0.38)  $    (0.34)
                                      ==========    ==========    ===========   ==========
Weighted-average number
  of shares of common
  stock outstanding                   16,213,319    14,198,928    10,488,886    14,639,798
                                      ==========    ==========    ==========    ==========

The accompanying notes are an integral part of these financial statements.
                                                                             F-4

                                 RPM TECHNOLOGIES, INC.
                           (formerly Mann Enterprise, Inc.)
                             (a development stage company)
                      STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
    Period from April 10, 1996 (date of inception) through December 31, 2000

                                                       Additional
                                      Common Stock     paid-in      Accumulated
                                   Shares     Amount   capital      deficit        Total
-------------------------------------------------------------------------------------------
Initial capitalization of
  Mann Enterprise, Inc.
  in April 1996                   3,683,461  $  3,683  $      -     $       -    $   3,683

Initial capitalization of
  RPM Technologies, Inc.
  in August 1998                  1,450,000     1,450         -             -        1,450

Capital contributed to
  support the corporate entity           -         -         350            -          350
Net loss for the period                  -         -          -         (4,033)     (4,033)
                                  ---------- ---------  ----------   -----------  ---------
Balances at December 31, 1996     5,133,461     5,133        350        (4,033)      1,450

Net loss for the period                  -         -          -             -           -
                                  ---------- ---------  ----------   -----------  ---------
Balances at December 31, 1997     5,133,461     5,133        350        (4,033)      1,450

Common stock issued for
  Acquisition of technology       4,086,956     4,087  2,039,391            -    2,043,478
  Professional, product
   development and
   organizational expenses        3,670,344     3,670  1,831,502            -    1,835,172
Capital contributed to
   support the corporate entity          -         -      60,000            -       60,000
Net loss for the year                    -         -          -     (4,029,190) (4,029,190)
                                  ---------- ---------  ----------   -----------  ---------
Balances at December 31, 1998    12,890,761    12,890  3,931,243      (926,663)    (29,090)

Private placement of common stock   700,000       700    349,300            -      350,000
Common stock issued for
  conversion of debt              1,947,000     1,947    971,553            -      973,500
   Less cost of raising capital          -         -    (303,675)           -     (303,675)
Forgiveness of accrued interest
  by debtholders at conversion
  of debt into common stock              -         -      32,215            -       32,215
Capital contributed to
  support the corporate entity           -         -      60,000            -       60,000
Net loss for the year                    -         -          -       (466,786)   (466,786)
                                  ---------- ---------  ----------   -----------  ---------
Balances at December 31, 1999    15,537,761   $15,537 $5,040,636   $(4,500,009)   $556,164
                                 =========== ========= ==========  ============   =========

                                  - Continued -


The accompanying notes are an integral part of these financial statements.
                                                                            F-5

                                  RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                               (a development stage company)
                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY Period from April 10, 1996 (date of inception) through December 31, 2000


                                                       Additional
                                      Common Stock     paid-in      Accumulated
                                   Shares     Amount   capital      deficit        Total
-------------------------------------------------------------------------------------------

Balances at December 31, 1999    15,537,761    15,537  5,040,636    (4,500,009)    556,164

Private placement of common stock   719,000       719    358,781            -      359,500
Capital to support corporate entity      -         -      60,234            -       60,234
Net loss for the year                    -         -          -       (438,410)   (438,410)

Balances at December 31, 2000    16,256,761   $16,256 $5,459,651   $(4,938,419)   $537,488



The accompanying notes are an integral part of these financial statements.
                                                                             F-6

                                  RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                               (a development stage company)
                            STATEMENTS OF CASH FLOWS
                     Years ended December 31, 2000, 1999 and 1998 and Period from April 10, 1996 (date of inception) through December 31, 2000


                                                                               Period from
                                                                               April 10, 1996
                                                                               (date of inception)
                                       Year ended    Year ended    Year ended     through
                                      December 31,  December 31,  December 31,  December 31,
                                          2000          1999          1998          2000
Cash Flows from Operating Activities
  Net loss for the period             $(438,410)    $(466,786)    $(4,029,190)  $(4,938,419)
  Adjustments to reconcile net loss to
   net cash provided by operating activities
     Depreciation                        63,595        11,748              -         75,343
     Executive compensation contributed
      by shareholder/officers            60,000        60,000          60,000       180,000
     Expenses paid with common stock         -             -        3,880,100     3,894,125
     Accrued interest contributed to
         equity                              -         32,215              -         32,215
     (Increase) Decrease in
      Interest receivable                  (531)           -               -           (531)
      Inventory                          (7,464)           -               -         (7,464)
      Prepaid expenses                    5,346        (9,028)             -         (3,682)
     Increase (Decrease) in
      Accounts payable and other         33,000            -               -         33,000
      Accrued officers compensation      60,000        60,000          60,000       180,000
      Accrued interest                       -         (5,977)          5,977            -
                                      ----------    -----------     ----------  ------------
Net cash used in operating activities  (224,464)     (317,828)        (23,113)     (555,413)
                                      ----------    -----------     ----------  ------------
Cash Flows from Investing Activities
  Purchase of property and equipment     (1,100)     (530,189)        (72,000)     (603,289)
                                      ----------    -----------     ----------  ------------
Cash Flows from Financing Activities
  Funds advanced by (paid to)
      affiliate-net                     (20,000)       41,921         (17,000)       (4,921)
  Capital contributed to support
   the corporate entity                     234            -               -            584
  Proceeds from notes payable                -        688,500         285,000       973,000
  Cash paid to raise capital                 -       (196,075)       (107,600)     (303,675)
  Proceeds from sales of
   common stock                         359,500       350,000              -        709,500
                                      ----------    -----------     ----------  ------------
Net cash provided by financing
   activities                           339,734       884,346         160,400     1,374,488
                                      ----------    -----------     ----------  ------------
Increase in Cash and Cash Equivalents   114,170        36,329          65,287       215,786

Cash and Cash Equivalents
  at beginning of period                101,616        65,287              -             -
                                      ----------    -----------     ----------  ------------
Cash and Cash Equivalents
  at end of period                     $215,786      $101,616       $  65,287    $  215,786
                                      ==========    ===========     ==========  ============

                                  - Continued -

The accompanying notes are an integral part of these financial statements.
                                                                             F-7

                                  RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                               (a development stage company)
                      STATEMENTS OF CASH FLOWS - CONTINUED
                     Years ended December 31, 2000, 1999 and 1998 and Period from April 10, 1996 (date of inception) through December 31, 2000

                                                                               Period from
                                                                               April 10, 1996
                                                                               (date of inception)
                                       Year ended    Year ended    Year ended     through
                                      December 31,  December 31,  December 31,  December 31,
                                          2000          1999          1998          2000
Supplemental Disclosure of
  Interest and Income Taxes Paid
   Interest paid for the period       $      -      $   12,125      $      -    $   12,125
                                      ==========    ===========     ==========  ============
   Income taxes paid for the period   $      -      $      -        $      -    $       -
                                      ==========    ===========     ==========  ============
Supplemental Disclosure of
  Non-cash Investing and
  Financing Activities
   Common stock exchanged for
     notes payable                    $      -      $ 973,500       $      -    $  973,500
                                      ==========    ===========     ==========  ============



The accompanying notes are an integral part of these financial statements.
                                                                             F-8

                                  RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                               (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Mann Enterprise, Inc. was incorporated on April 10, 1996 in accordance with the laws of the State of Delaware. The Company was formed to seek a merger with, acquisition of or affiliation with a privately-owned entity wishing to become publicly-owned.

The Company, in April 1996, filed a Form D, using an exemption from registration under Regulation 504, with the U. S. Securities and Exchange Commission to distribute approximately 3,683,461 shares of common stock as a dividend distribution to the stockholders of Peark Corp..

On March 17, 2000, Mann Enterprise, Inc. merged with and into RPM Technologies, Inc., a Colorado corporation. Mann Enterprise, Inc. was the surviving entity to the merger and concurrent with the merger changed its corporate name to RPM Technologies, Inc. The merged entities are referred to as Company.

At the time of the merger, Mann Enterprise, Inc. and RPM Technologies, Inc. shared common ownership and management. Accordingly, the merger was accounted for pursuant to Interpretation #39 of Accounting Principles Board Opinion # 16, "Business Combinations", whereby the combination of entities under common control are accounted for on an "as-if-pooled" basis. The combined financial statements of Mann Enterprise, Inc. and RPM Technologies, Inc. became the historical financial statements of the Company as of the first day of the first period presented.

RPM Technologies, Inc. was incorporated on December 10, 1997 in accordance with the laws of the State of Colorado. The Company is in the business to develop, produce, market and sell plastic pallets to various unrelated entities located throughout the United States, Canada, Central and South America. The Company has developed what it believes is a proprietary process for the manufacture of plastic pallets at costs comparable to those currently in use constructed of wood which will meet current and future anticipated environmental standards, encourage the preservation of trees and promote plastic recycling.

Since inception, the Company has been principally involved in research and development of its products and the development of a market for its products. Accordingly, the Company has no substantial operations or substantial assets and is considered to be in the "development stage". During the second quarter of 2000, the Company began direct sales of its plastic pallet products and anticipates exiting the development stage.

For segment reporting purposes, the Company operated in only one industry segment during the periods represented in the accompanying financial statements and makes all operating decisions and allocates resources based on the best benefit to the Company as a whole.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                  RPM TECHNOLOGIES, INC.
                             (formerly Mann Enterprise, Inc.)
                               (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Cash and cash equivalents

   The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2. Property and equipment

   Property and equipment is recorded at cost and is depreciated on a straight-line basis, over the estimated useful lives (generally 3 to 10 years) of the respective asset. Major additions and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Maintenance, repairs, and minor improvements are charged to expense as incurred.

3  Organization and reorganization costs

   The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organizational and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

4. Research and development expenses

   Research and development expenses are charged to operations as incurred.

5. Advertising expenses

   Advertising and marketing expenses are charged to operations as incurred.

6. Income Taxes

   The Company utilizes the asset and liability method of accounting for income taxes. At December 31, 2000, 1999 and 1998, the deferred tax asset and deferred tax liability accounts, as recorded when material, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization.

7. Earnings (loss) per share

   Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of December 31, 2000, 1999 and 1998, the Company had no warrants and/or options outstanding.

                                  RPM TECHNOLOGIES, INC.
                             (formerly Mann Enterprise, Inc.)
                               (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE C - CORRECTION OF AN ERROR

During the first quarter of 2001, the Company engaged a new independent stock transfer agent (New Agent) due to dissatisfaction with the previous stock transfer agent. The balancing procedures on the Company's issued and outstanding common stock by the New Agent revealed a difference between the total number of issued and outstanding common stock per their work and the records of the previous independent stock transfer agent. The effect of these differences between the records of the former transfer agent and the New Agent came to light during the performance of the audit of the Company's financial statements as of and for the year ended December 31, 2000.

As a result of the New Agent's work, it was further discovered that the accounting, and corresponding reporting in prior periods, of the details of, conversion of, and use of proceeds related to the Company's $25,000 unsecured convertible notes payable to various investors pursuant to a Private Placement Memorandum dated November 12, 1998 sold during 1998 and 1999 were not properly balanced and reported. Specifically, a transaction related to a sale of common stock related to a private placement was previously reported as a component of the conversion of the $25,000 notes into common stock and certain shares issued during 1998 for consulting professional services had not been properly recorded by the former transfer agent, and respectively, not timely recorded on the Company's books and records.

Due to the terms and conditions of the arrangement with the selling broker of the $25,000 notes, the note proceeds were to be placed in a separate account controlled by an entity sharing common management with the Company and then transferred into the Company's operating account. During the first quarter 2001 balancing and reconciliation process, it was determined that certain amounts were expended on the Company's behalf from the note proceeds deposited in the affiliated entity's account and said amounts were not timely recorded on the Company's books and records. It was further discovered, in balancing the conversion of the $25,000 notes into common stock, that certain proceeds from the sale of the notes had been retained by the selling broker as compensation for his services and not given timely recognition in the Company's books and records.

The reconciliation and balancing process also revealed that certain minor differences in calculating accrued interest on the $25,000 notes had occurred and that a previously unrecognized forgiveness of accrued interest at the time of conversion into common stock had also occurred.

The "fair value" assigned to the shares of common stock issued in 1998 for 1) the acquisition of rights to plastic pallet technology in process for completion and further development to achieve the Company's initial business plans and goals and for 2) payment for various engineering, marketing strategy, financial and organizational consulting and management services provided to the Company or for the plastic pallet technology development were revalued at $0.50 per share from $0.115 per share to more accurately reflect the intrinsic value of these shares in relation to the stated conversion value imbedded within the terms and conditions of the $25,000 unsecured convertible notes payable to various investors pursuant to a Private Placement Memorandum dated November 12, 1998.

Note J also discusses certain executive compensation issues which were previously unrecognized in the financial statements.

                                  RPM TECHNOLOGIES, INC.
                             (formerly Mann Enterprise, Inc.)
                               (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE C - CORRECTION OF AN ERROR - Continued

The effect of any and all changes are reflected in the accompanying financial statements as of the respective date of each transaction and the effect of the corrections are summarized below by fiscal period and cumulatively.


                                             December 31,   December 31,     Cumulative
                                                 1999           1998      effect of changes
Net Loss, as previously reported             $ (328,542)    $ (895,457)

Effect of revaluing "fair value" of common
  stock issued for technology and services
  charged to research and development expense        -      (3,011,900)      (3,011,900)
Effect of executive compensation recognition   (120,000)      (120,000)        (240,000)
Effect of interest accrual differences              880         (1,833)            (953)
Recognition and/or reclassification of items
  paid from sources other than Company accounts (19,124)            -           (19,124)
                                             -----------     -----------     ------------
   Total effect of changes on Loss from Operations
     and Net Loss                              (138,244)    (3,133,733)      (3,271,977)
                                             -----------     -----------     ------------
Net Loss, as restated                        $ (466,786)   $(4,029,190)
                                             ===========     ===========     ============
Earnings per share, as previously reported   $    (0.03)   $     (0.11)
Total effect of changes                              -           (0.27)      $    (0.27)
                                             -----------     -----------     ------------
Earnings per share, as restated              $    (0.03)   $     (0.38)
                                             ===========     ===========     ============



NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

                                  RPM TECHNOLOGIES, INC.
                             (formerly Mann Enterprise, Inc.)
                               (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE E - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash accounts in a financial institution subject to insurance coverage issued by the Federal Deposit Insurance Corporation (FDIC). Under FDIC rules, the Company is entitled to aggregate coverage of $100,000 per account type per separate legal entity per individual financial institution. During the three months ended December 31, 2000, 1999 and 1998, the Company had credit risk exposures in excess of the FDIC coverage as follows:
                                            Highest   Lowest  Number of days
                                           exposure  exposure  with exposure
      Year ended December 31, 1998           none      none        none
      Year ended December 31, 1999         $136,171   $9,597        166
      Year ended December 31, 2000         $195,605  $103,607       78

The Company has experienced no losses from these exposures.


NOTE F - PROPERTY AND EQUIPMENT

Property and equipment consist of the following components at December 31, 2000, 1999 and 1998, respectively:

                            December 31,  December 31,  December 31,  Estimated
                                2000          1999          1998     useful life

  Molds, tools and dies      $ 589,289     $ 588,189     $  72,000    10 years
  Computer equipment            11,640        11,640            -      3 years
                               600,929       599,829        72,000
  Accumulated depreciation     (75,343)      (11,748)           -

  Net property and equipment $ 527,946     $ 590,441     $  72,000

Depreciation expense for the years ended December 31, 2000, 1999 and 1998, respectively, was approximately $63,596, $11,748 and $-0-.


NOTE G - NOTES PAYABLE

During 1998 and 1999, the Company issued various $25,000 unsecured convertible notes payable to various investors pursuant to a Private Placement Memorandum dated November 12, 1998. The notes bore interest at 10.0% per annum, payable semi-annually. The notes were convertible into common stock of the Company at any time prior to the notes maturity at $0.50 per share, at the sole option of the noteholder. On August 31, 1999, the noteholders issued a written affirmation of conversion to the Company and converted the then outstanding notes with an aggregate outstanding principal of approximately $973,500 into 1,947,000 shares of restricted, unregistered common stock. At the time of conversion, the noteholders also forgave an aggregate approximate $32,214 in accrued, but unpaid, interest. The forgiven accrued interest is reflected as additional paid-in capital in the accompanying financial statements.

                                  RPM TECHNOLOGIES, INC.
                             (formerly Mann Enterprise, Inc.)
                               (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE H - INCOME TAXES

The components of income tax (benefit) expense for the years ended December 31, 2000, 1999 and 1998, respectively, are as follows:
                                      December 31,  December 31,  December 31,
                                          2000          1999          1998
     Federal:
      Current                          $      -      $     -       $      -
      Deferred                                -            -              -
                                       ----------    ----------    ----------
                                              -            -              -
                                       ----------    ----------    ----------
     State:
      Current                                 -            -              -
      Deferred                                -            -              -
                                       ----------    ----------    ----------
                                              -            -              -
                                       ----------    ----------    ----------

      Total                            $      -      $     -        $     -
                                       ==========    ==========    ==========

As of December 31, 2000, the Company has a net operating loss carryforward of approximately $400,000 to offset future taxable income. Subject to current Federal income tax regulations, this carryforward will begin to expire in 2018. The amount and availability of the net operating loss carryforwards may be subject to limitations set forth by the Internal Revenue Code. Factors such as the number of shares ultimately issued within a three year look- back period; whether there is a deemed more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of the carryforwards.

The Company's income tax expense for the years ended December 31, 2000, 1999 and 1998, respectively, differed from the statutory federal rate of 34 percent as follows:


                                                                December 31,  December 31,  December 31,
                                                                    2000          1999          1998
Statutory rate applied to loss before income taxes               $ (108,300)   $(117,900)
$(313,700) Increase (decrease) in income taxes resulting from:
   State income taxes                                                    -            -            -
   Deferral of organizational expenses
     for tax reporting purposes                                        (440)       (440)        2,200
   Deferral of start-up costs
     for tax reporting purposes                                      (9,220)     42,000         4,100
   Deferral of research and development
     costs for tax reporting purposes                                (1,800)     30,000       303,300
   Deferral of interest expense for tax reporting purposes           (3,000)     13,000         2,000
   Other, including reserve for deferred tax asset                  122,760      32,900         2,100

     Income tax expense                                           $      -     $     -        $    -


                                  RPM TECHNOLOGIES, INC.
                             (formerly Mann Enterprise, Inc.)
                               (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE H - INCOME TAXES - Continued

Temporary differences, consisting primarily of statutory deferrals of expenses for pre-operations interest expense, research and development expenses and start-up costs and statutory differences in the depreciable lives for property and equipment, between the financial statement carrying amounts and tax bases of assets and liabilities give rise to deferred tax assets and liabilities as of December 31, 2000, 1999 and 1998, respectively:

                                        December 31,  December 31,  December 31,
                                            2000          1999          1998
     Deferred tax assets
      Net operating loss carryforwards   $ 465,370     $ 417,037     $ 304,456
      Less valuation allowance            (465,370)     (417,037)     (304,456)

     Net Deferred Tax Asset              $      -      $      -      $      -

As of December 31, 2000, 1999 and 1998, respectively, the valuation allowance increased by the approximate following amounts over the previously reported balance - December 31, 2000 - $48,000; December 31, 1999 - $113,000; December
31, 1998 - $304,000.


NOTE I - COMMON STOCK TRANSACTIONS

On August 20, 1998, the Company issued 4,086,956 shares of unregistered, restricted common stock to an entity with common controlling ownership and management to acquire 100.0% of the rights to plastic pallet technology in process for completion and further development to achieve the Company's initial business plans and goals. These shares were valued at approximately $0.50 per share, or $2,043,478, which equaled the cash value of sales of equivalent shares sold during 1999 and 2000. As the acquired products had no readily determinable market, no sales and no organized marketing effort at the time of acquisition, these costs were charged to operations as a component of research and development costs.

On August 20, 1998, the Company issued 3,670,344 shares of unregistered, restricted common stock to various individuals, officers and directors for various engineering, marketing strategy, financial and organizational consulting and management services provided to the Company or for the plastic pallet technology development through the transaction date. These issuances were valued at $0.50 per share, or $1,835,172, which equaled the cash value of sales of equivalent shares sold during 1999 and 2000. These costs have been charged to operations as a component of research and development costs.

On January 26, 1999, the Company issued an aggregate 700,000 shares of restricted, unregistered common stock to two (2) individuals for cash proceeds of $350,000, or $0.50 per share. The valuation of these shares was set to be equivalent to the stated conversion price in the Company's outstanding 10.0% convertible notes payable.

On August 31, 1999, the Company issued an aggregate 1,947,000 shares of unregistered, restricted common stock in conversion of 100.0% of the outstanding principal on the Company's 10.0% convertible notes payable with an outstanding face value of approximately $973,500. The corresponding accrued, but unpaid, interest of approximately $32,215 was forgiven by the written option of the various noteholders. This amount was charged to additional paid-in capital as a result of the noteholder's actions.

                                  RPM TECHNOLOGIES, INC.
                             (formerly Mann Enterprise, Inc.)
                               (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE I - COMMON STOCK TRANSACTIONS - Continued

During the period from January 1, 2000 through April 28, 2000, the Company sold an aggregate 719,000 shares of unregistered, restricted common stock to existing shareholders and other individuals related to the existing shareholders pursuant to a Private Stock Subscription Agreement at a price of $0.50 per share for aggregate cash proceeds of approximately $359,500.


NOTE J - CONTRIBUTED CAPITAL

Executive management and oversight services are provided to the Company by two controlling shareholders/officers. These two individuals have an informal, unwritten agreement with the Company whereby they will provide their services to the Company at an annual salary of $60,000 each, with 1/2, or $30,000, to be contributed to the Company as "additional paid-in capital" and 1/2, or $30,000, to be accrued and paid at a future date when the Company's cash flows will support the repayment. The respective $30,000 which is being contributed as additional capital to the Company will also be accrued as currently payable commencing on the first day of the calendar quarter following the calendar quarter in which the Company recognizes $250,000 in sales.


NOTE K - COMMITMENTS

In January 2000, the Company purchased the rights to a pallet related product for $1,100 cash and 25,000 shares of unregistered, restricted common stock to be issued at an unspecified future date. As of May 4, 2001, the Company has not yet issued the 25,000 shares of stock in final settlement of this transaction.

The value of the 25,000 shares to be issued will be recorded at the discounted (approximately 50.0%) of the "fair value" of the Company's common stock at the date of the issuance of the shares, if the Company's stock is trading in a public market, or the equivalent cash value of equivalent shares which have been sold by the Company in prior periods.

The total price paid for these rights will be capitalized on the Company's balance sheet and evaluated quarterly for impairment in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of".

As of December 31, 2001, the Company is still in the research and development phase on this product and no sales have been made. Further, the transaction document establishes a royalty payment of approximately $7.50 per unit sold.

                             RPM Technologies, Inc.
                                 Balance Sheets
                             March 31, 2001 and 2000

                                   (Unaudited)

                                                        March 31,     March 31,
                                                          2001          2000
                                     ASSETS
Current Assets
  Cash and cash equivalents                            $  146,482    $  281,544
  Interest receivable                                         531            -
  Inventory                                                 7,464            -
  Prepaid expenses                                          1,707        13,775
                                                       -----------   -----------
   Total current assets                                   156,184       295,319
                                                       -----------   -----------
Property and equipment - at cost
  Molds, tools and dies                                   589,289       589,289
  Computer equipment                                       14,000        14,000
                                                       -----------   -----------
                                                          603,289       603,289
  Accumulated depreciation                                (91,242)      (27,467)
                                                       -----------   -----------
   Net property and equipment                             512,047       575,822
                                                       -----------   -----------
TOTAL ASSETS                                           $  668,231    $  871,141
                                                       -----------   -----------
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable - trade                             $   33,000    $   33,000
  Accrued officer compensation                            195,000       135,000
  Due to affiliate                                          4,921         4,921
                                                       -----------   -----------
   Total current liabilities                              232,921       172,921
                                                       -----------   -----------
Commitments and contingencies

Stockholders' Equity Common stock - $0.001 par value.
   20,000,000 shares authorized.
   16,256,761 and 16,223,761 shares
   issued and outstanding, respectively.                   16,256      16,223
  Additional paid-in capital                            5,474,651   5,398,184
  Accumulated deficit                                  (5,055,597) (4,716,187)
                                                       -----------   -----------
   Total stockholders' equity                             435,310     698,220
                                                       -----------   -----------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                                 $  668,231 $   871,141
                                                       -----------   -----------

The financial information presented herein has been prepared by management without audit by independent certified public accountants.
The accompanying notes are an integral part of these financial statements.
                                                                            F-17

                             RPM Technologies, Inc.
                     Statements of Operations and Comprehensive Income
                   Three months ended March 31, 2001 and 2000

                                   (Unaudited)

                                                   Three months   Three months
                                                       ended          ended
                                                     March 31,      March 31,
                                                       2001           2000

Revenues                                           $  14,555      $        -

Cost of Sales                                         11,432               -
                                                   -----------    ------------
Gross Profit                                           3,123               -
                                                   -----------    ------------
Operating Expenses
  Research and development costs                      15,000          100,924
  Sales and marketing expenses                         2,393               -
  Payroll and related expenses                        40,181           39,697
  General and administrative expenses                 47,267           60,211
  Depreciation                                        15,899           15,702
                                                   -----------    ------------
   Total operating expenses                          120,740          216,534
                                                   -----------    ------------
Loss from operations                                (117,617)        (216,534)

Other income
  Interest income                                        439              356
                                                   -----------    ------------
Loss before provision for income taxes              (117,178)        (216,178)

Provision for income taxes                                -                -
                                                   -----------    ------------
Net Loss                                            (117,178)        (216,178)

Other comprehensive income                                -                -
                                                   -----------    ------------
Comprehensive Loss                                 $(117,178)       $(216,178)
                                                   -----------    ------------
Net loss per weighted-average share
  of common stock outstanding,
  calculated on Net Loss - basic and fully diluted $   (0.01)       $   (0.01)
                                                   -----------    ------------
Weighted-average number of shares
  of common stock outstanding                     16,242,761       16,087,805
                                                   -----------    ------------
The financial information presented herein has been prepared by management without audit by independent certified public accountants.
The accompanying notes are an integral part of these financial statements.
                                                                            F-18

                             RPM Technologies, Inc.
                            Statements of Cash Flows
                   Three months ended March 31, 2001 and 2000

                                   (Unaudited)

                                                   Three months   Three months
                                                       ended          ended
                                                     March 31,      March 31,
                                                       2001           2000
Cash Flows from Operating Activities
  Net loss for the period                          $ (117,178)    $ (216,178)
  Adjustments to reconcile net loss to
   net cash provided by operating activities
     Depreciation                                      15,899         15,719
     Executive compensation contributed
      by shareholder/officers                          15,000         15,000
     (Increase) Decrease in
      Prepaid expenses and other                        1,975         (4,513)
     Increase (Decrease) in
      Accounts payable and other                           -          33,000
      Accrued officers compensation                    15,000         15,000
                                                   -----------    ------------
Net cash used in operating activities                 (69,304)      (141,972)
                                                   -----------    ------------

Cash Flows from Investing Activities
  Purchase of property and equipment                       -          (1,100)
                                                   -----------    ------------
Net cash used in investing activities                      -          (1,100)
                                                   -----------    ------------

Cash Flows from Financing Activities
  Funds advanced by (paid to) affiliate -net               -         (20,000)
  Proceeds from sales of common stock                      -         343,000
                                                   -----------    ------------
Net cash provided by financing activities                  -         323 000
                                                   -----------    ------------
Increase (Decrease) in Cash and Cash Equivalents      (69,304)       179,928

Cash and Cash Equivalents at beginning of period      215,786        101,616
                                                   -----------    ------------
Cash and Cash Equivalents at end of period          $ 146,482      $ 281,544
                                                   -----------    ------------
Supplemental Disclosure of  Interest and Income Taxes Paid
   Interest paid for the period                     $      -       $      -
                                                   -----------    ------------
   Income taxes paid for the period                 $      -       $      -
                                                   -----------    ------------



The financial information presented herein has been prepared by management without audit by independent certified public accountants.
The accompanying notes are an integral part of these financial statements.
                                                                           F-19

                             RPM Technologies, Inc.

                          Notes to Financial Statements


Note A - Organization and Description of Business

RPM Technologies, Inc. (Company) was incorporated on April 10, 1996, as Mann Enterprise, Inc., in accordance with the laws of the State of Delaware. The Company was formed to seek a merger with, acquisition of or affiliation with a privately-owned entity wishing to become publicly-owned.

The Company, in April 1996, filed a Form D, using an exemption from registration under Regulation 504, with the U. S. Securities and Exchange Commission to distribute approximately 3,683,461 shares of common stock as a dividend distribution to the stockholders of Peark Corp..

On March 17, 2000, Mann Enterprise, Inc. merged with and into RPM Technologies, Inc., a Colorado corporation. Mann Enterprise, Inc. was the surviving entity to the merger and concurrent with the merger changed its corporate name to RPM Technologies, Inc. The merged entities are referred to as Company.

At the time of the merger, Mann Enterprise, Inc. and RPM Technologies, Inc. shared common ownership and management. Accordingly, the merger was accounted for pursuant to Interpretation #39 of Accounting Principles Board Opinion # 16, "Business Combinations", whereby the combination of entities under common control are accounted for on an "as-if-pooled" basis. The combined financial statements of Mann Enterprise, Inc. and RPM Technologies, Inc. became the historical financial statements of the Company as of the first day of the first period presented.

RPM Technologies, Inc. was incorporated on December 10, 1997 in accordance with the laws of the State of Colorado. The Company is in the business to develop, produce, market and sell plastic pallets to various unrelated entities located throughout the United States, Canada, Central and South America. The Company has developed what it believes is a proprietary process for the manufacture of plastic pallets at costs comparable to those currently in use constructed of wood which will meet current and future anticipated environmental standards, encourage the preservation of trees and promote plastic recycling.

During the second quarter of 2000, the Company began direct sales of its plastic pallet products and exited the development stage during the first quarter of 2001.

For segment reporting purposes, the Company operated in only one industry segment during the periods represented in the accompanying financial statements and makes all operating decisions and allocates resources based on the best benefit to the Company as a whole.

During interim periods, the Company follows the accounting policies set forth in its annual audited financial statements filed with the U. S. Securities and Exchange Commission on its Annual Report on Form 10-KSB for the year ended December 31, 2000. The information presented within these interim financial statements may not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes when reviewing the interim financial results presented herein.

                             RPM Technologies, Inc.

Note A - Organization and Description of Business - Continued

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the U. S. Securities and Exchange Commission's instructions for Form 10-QSB, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 2001.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Summary of Significant Accounting Policies

1. Cash and cash equivalents

   The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2. Property and equipment

   Property and equipment is recorded at cost and is depreciated on a straight-line basis, over the estimated useful lives (generally 3 to 10 years) of the respective asset. Major additions and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Maintenance, repairs, and minor improvements are charged to expense as incurred.

3  Organization and reorganization costs

   The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organizational and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

4. Research and development expenses

   Research and development expenses are charged to operations as incurred.

5. Advertising expenses

   Advertising and marketing expenses are charged to operations as incurred.

                             RPM Technologies, Inc.

Note B - Summary of Significant Accounting Policies - Continued

6. Income Taxes

   The Company utilizes the asset and liability method of accounting for income taxes. At March 31, 2001 and 2000, the deferred tax asset and deferred tax liability accounts, as recorded when material, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization.

7. Earnings (loss) per share

   Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of March 31, 2001 and 2000, the Company had no warrants and/or options outstanding.

Note C - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

Note D - Concentrations of Credit Risk

The Company maintains its cash accounts in a financial institution subject to insurance coverage issued by the Federal Deposit Insurance Corporation (FDIC). Under FDIC rules, the Company and its subsidiaries are entitled to aggregate coverage of $100,000 per account type per separate legal entity per financial institution. During the three months ended March 31, 2001 and 2000, respectively, respectively, the various operating companies had deposits in a financial institution with credit risk exposures in excess of statutory FDIC coverage. The Company has incurred no losses during 2001 or 2000 as a result of any of these unsecured situations.

Note E - Property and Equipment

Property and equipment consist of the following components at March 31, 2001 and 2000, respectively:

                                           March 31,   March 31,    Estimated
                                             2001          2000    useful life

  Molds, tools and dies                    $ 589,289   $ 589,189      10 years
  Computer equipment                          14,000      14,000       3 years
                                             603,289     603,289
  Accumulated depreciation                   (91,242)    (27,467)
  Net property and equipment               $ 512,047   $ 575,822

Depreciation expense for the three months ended March 31, 2001 and 2000, respectively, was approximately $15,899 and $15,719.

                             RPM Technologies, Inc.

Note F - Income Taxes

The components of income tax (benefit) expense for the three months ended March 31, 2001 and 2000, respectively, are as follows:
                                                       March 31,   March 31,
                                                         2001        2000
     Federal:
      Current                                          $     -     $    -
      Deferred                                               -          -
                                                       ---------   --------
                                                             -          -
                                                       ---------   --------
     State:
      Current                                                -          -
      Deferred                                               -          -
                                                       ---------   --------
                                                             -          -
                                                       ---------   --------
      Total                                             $    -     $    -
                                                       ---------   --------

As of December 31, 2000, the Company has a net operating loss carryforward of approximately $400,000 to offset future taxable income. Subject to current Federal income tax regulations, this carryforward will begin to expire in 2018. The amount and availability of the net operating loss carryforwards may be subject to limitations set forth by the Internal Revenue Code. Factors such as the number of shares ultimately issued within a three year look- back period; whether there is a deemed more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of the carryforwards.

The Company's income tax expense for the three months ended March 31, 2001 and 2000, respectively, differed from the statutory federal rate of 34 percent as follows:

                                                         March 31,    March 31,
                                                           2001         2000

Statutory rate applied to loss before income taxes       $(29,640)    $(63,300)
Increase(decrease) in income taxes resulting from:
   State income taxes                                          -            -
   Other, including reserve for deferred tax asset         29,640       63,300
                                                         ---------    ---------
     Income tax expense                                  $     -      $     -
                                                         ---------    ---------

Temporary differences, consisting primarily of statutory deferrals of expenses for pre-operations interest expense, research and development expenses and start-up costs and statutory differences in the depreciable lives for property and equipment, between the financial statement carrying amounts and tax bases of assets and liabilities give rise to deferred tax assets and liabilities as of March 31, 2001 and 2000, respectively:

                                                         March 31,    March 31,
                                                           2001         2000
      Deferred tax assets
      Net operating loss carryforwards                   $465,370     $417,037
      Less valuation allowance                           (465,370)    (417,037)

     Net Deferred Tax Asset                              $     - $          -

                             RPM Technologies, Inc.

Note G - Common Stock Transactions

During the period from January 1, 2000 through April 28, 2000, the Company sold an aggregate 719,000 shares of unregistered, restricted common stock to existing shareholders and other individuals related to the existing shareholders pursuant to a Private Stock Subscription Agreement at a price of $0.50 per share for aggregate cash proceeds of approximately $359,500.

Note H - Contributed Capital

Executive management and oversight services are provided to the Company by two controlling shareholders/officers. These two individuals have an informal, unwritten agreement with the Company whereby they will provide their services to the Company at an annual salary of $60,000 each, with 1/2, or $30,000, to be contributed to the Company as "additional paid-in capital" and 1/2, or $30,000, to be accrued and paid at a future date when the Company's cash flows will support the repayment. The respective $30,000 which is being contributed as additional capital to the Company will also be accrued as currently payable commencing on the first day of the calendar quarter following the calendar quarter in which the Company recognizes $250,000 in sales.

Note I - Commitments

In January 2000, the Company purchased the rights to a pallet related product for $1,100 cash and 25,000 shares of unregistered, restricted common stock to be issued at an unspecified future date. As of May 4, 2001, the Company has not yet issued the 25,000 shares of stock in final settlement of this transaction.

The value of the 25,000 shares to be issued will be recorded at the discounted (approximately 50.0%) of the "fair value" of the Company's common stock at the date of the issuance of the shares, if the Company's stock is trading in a public market, or the equivalent cash value of equivalent shares which have been sold by the Company in prior periods.

The total price paid for these rights will be capitalized on the Company's balance sheet and evaluated quarterly for impairment in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of".

As of March 31, 2001, the Company has not begun it's marketing of this product and no sales have been made. Further, the transaction document establishes a royalty payment of approximately $7.50 per unit sold.

                             PART III - EXHIBITS

Item 1. Index to Exhibits

Exhibits required to be attached hereto are listed in the Index to Exhibits immediately following.


                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Date: July 24, 2001



                                           /s/ Randy Zych
                                           RPM Technologies, Inc.
                                           By: Randy Zych, President

                              INDEX TO EXHIBITS

EXHIBIT         PAGE
NO.             NO.             Description

2(1)            *               Certificate and Agreement of Merger by and
                                among RPM Technologies, Inc., Colorado and
                                Mann Enterprises, Inc. dated March 17, 2000.

2(2)            *               Asset Purchase Agreement by and betweeen the
                                Company and Savoia Corporation dated January 4,
                                1999.

3(i)            *               Articles of Incorporation of the Company, as
                                amended.

3(ii)           *               By-Laws of the Company, as amended.

4(i)(1)         *               Form of Stock Certificate of Common Stock.

4(i)(2)         *               Master Private Stock Purchase Agreement to
                                Limited Number of Investors.

4(i)(3)         *               Master Qualified Purchaser Questionnaire for
                                Private Stock Purchase.

4(i)(4)         *               Master Representation of Investor Suitability
                                for Private Stock Purchase.

10(i)(B)(1)     *               Contract with Polytek Manufacturing, Inc.

10(i)(B)(2)     *               Master independent contractor agreements
                                executed by sales agents and distributors
                                (Including non-compete agreements and non-disclosure agreements)

10(i)(B)(3)     *               Assured Welding and Mfg. Co. contract

99(7)           *               Expired forklift patent certificate #4239446


* Exhibits filed previously with Form 10-SB, including amendments thereto.


                                      29